UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hawaiian Bros Inc.

Legal Status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   July 11, 2021[1]

Physical Address of Issuer:

720 Main Street
Kansas City, MO 64105

Website of Issuer:

https://hawaiianbros.com

Current Number of Employees:

1,004

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[1] The Company's Certificate of Incorporation was filed on July 9, 2021, with an effective date of July 11, 2021.

	Fiscal Year 2023 Year-End	**Fiscal Year 2022 Year-End**
Total Assets	$108,448,631	$119,804,800
Cash & Cash Equivalents	$2,589,807	$3,710,831
Accounts Receivable	$1,348,581	$1,266,009
Short-term Debt	$3,339,043	$5,718,443
Long-term Debt	$40,598,458	$46,363,354
Revenues/Sales	$89,483,077	$99,562,204
Cost of Goods Sold[2]	$23,028,008	$32,743,731
Taxes Paid	$174,717	$68,301
Net (Loss) Income	$(5,089,669)	$(32,669,781)

[2] The amounts included in Cost of Goods Sold are food, beverage and packaging costs.



Hawaiian Bros Inc.

_____

ANNUAL REPORT ON FORM C-AR

For the fiscal year ended December 31, 2023

In this Annual Report on Form C-AR ("***Form C-AR***"), the terms "***Hawaiian Bros***," "***we***," "***us***," "***our***" or the "***Company***" refer to Hawaiian Bros Inc., a Delaware corporation, and its subsidiaries on a consolidated basis. The Company, having offered and sold shares of its common stock, par value $0.001 per share ("***Common Stock***"), pursuant to Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "***Securities Act***"), is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. A copy of this report may be found on the Company's website at https://investor.hbros.com/news-and-financials. Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

TABLE OF CONTENTS

EXHIBIT A – Selected Financial Information of the Company

EXHIBIT B – Amended and Restated Certificate of Incorporation

EXHIBIT C – Amended and Restated Bylaws

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS; RISK FACTOR SUMMARY

This Form C-AR and the documents that are incorporated by reference into this Form C-AR contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. They are based only on our current beliefs, expectations and assumptions regarding the future of the Company's business, future plans and strategies, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as "aim," "anticipate," "believe," "envision," "estimate," "expect," "future," "goal," "hope," "intend," "likely," "may," "plan," "potential," "seek," "should," "strategy," "will" and similar references to future periods. Examples of forward-looking statements include statements we make regarding:

- the Company's expectations with respect to future financial or business performance;
- statements of the Company's business plan, strategies or objectives for future operations; and
- any statement of assumption underlying any of the foregoing.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- We are a high-risk early-stage venture with a limited operating history.
- Our ability to generate positive cash flow is uncertain. If we are unable to obtain capital when needed, our business and future prospects will be adversely affected and we could be forced to suspend or discontinue operations.
- Our ability to continue to operate until our cash flows from operations turns positive may depend on our ability to continue to raise funds through public or private sales of our equity or through debt.
- We are dependent on future near-term capital to fund our business plan.
- We are indebted and may borrow additional funds, including senior debt, and leverage our assets.
- We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.
- Our success is largely dependent upon the efforts, direction and guidance of certain key individuals.
- We face risks associated with certain family and business relationships among our management team and directors.
- Our principal stockholders hold a controlling interest in the Company and may make business decisions with which you disagree and which may adversely affect the value of your investment.
- Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.
- Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.
- If we fail to successfully implement our growth strategy, which includes opening new Corporate restaurants and the expansion of our franchising efforts, our ability to increase our revenue and operating profits could be adversely affected.
- We have franchised certain of our restaurants, and we intend to franchise additional restaurants in the future. Our franchising efforts will subject us to a variety of additional risks associated with franchising and our franchisees.
- Our franchisees' interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.
- Interruptions in the supply of product to our restaurants could adversely affect our revenue.
- New or less mature restaurants may not attain results similar to those of our existing restaurants.
- Our success depends on our ability to compete with many other restaurants.
- Our expansion into new and existing markets may present increased risks.
- Changes in food and supply costs could adversely affect our results of operations.
- Public health epidemics or outbreaks, such as the COVID-19 pandemic, could materially adversely impact our business.

- Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.
- Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.
- Failure to obtain and maintain required licenses and permits could lead to the loss of food service licenses and, thereby, harm our business.
- There is no public market for our Common Stock.
- Certain shares of our Common Stock will not be freely tradable under the Securities Act until one year from the initial purchase date.
- Certain of our investors do not have voting rights.
- The issuance of additional securities in connection with any future offering may dilute your investment in us.
- Provisions of our amended and restated certificate of incorporation ("***Certificate of Incorporation***") and amended and restated bylaws ("***Bylaws***") and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.
- Investors in the Crowdfunding Offerings (as defined below) are not entitled to any inspection or information rights other than those required by law. We intend to terminate our reporting obligations under Regulation Crowdfunding following the filing of this Form C-AR.
- Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.
- There has been no independent "due diligence" review of our affairs or financial condition other than the audit of our annual financial statements for Fiscal Year 2023 and Fiscal Year 2022.

We caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Company or other matters, are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Form C-AR except to the extent required by federal securities laws.

RISK FACTORS

Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price. The following discussion of risk factors contains forward-looking statements. See "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS; RISK FACTOR SUMMARY." These risk factors may be important to understanding other statements in this Form C-AR.

Risks Related to the Company

We are a high-risk early-stage venture with a limited operating history.

We have a limited operating history. Accordingly, we are subject to risks inherent in the establishment of a new venture, including but not limited to unexpected expenses, complications with the development of our operations, uncertainty regarding our ability to obtain necessary regulatory approvals, and difficulties implementing other aspects of our business model and our ability to hire new employees. Our first restaurant opened in February 2018. We are currently in the process of expanding our business, and our plans are subject to change. Although our management team has significant experience in the restaurant industry, they may not be successful in managing and operating our Company. Furthermore, we cannot anticipate each of the future issues that may arise in the development of our Company. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, uncertainties and delays that we may encounter in the growth of our business. These factors may have an adverse effect on our results of operations, business and financial condition, and you may not receive a return on your investment.

Our ability to generate positive cash flow is uncertain. If we are unable to obtain capital when needed, our business and future prospects will be adversely affected and we could be forced to suspend or discontinue operations.

Our operations have not generated positive cash flow in the fiscal year ended December 31, 2023 ("*Fiscal Year 2023*") or in the fiscal year ended December 25, 2022 ("*Fiscal Year 2022*"), and we have funded our operations primarily through the issuance of shares of our common stock, par value $0.001 per share ("*Common Stock*"), Series A preferred stock, par value $0.001 per share ("*Series A Preferred Stock*"), Series A-2 Preferred Stock, par value $0.001 per share ("*Series A-2 Preferred Stock*"), Series B preferred stock, par value $0.001 per share ("*Series B Preferred Stock*," and together with our Series A Preferred Stock and Series A-2 Preferred Stock, "*Preferred Stock*"), long-term debt, short-term debt and franchising fees, as well as the sale and refranchising of 11 of our locations pursuant to the Asset Sale and Refranchising (as defined below). Due in part to our rapid growth, we have generated negative operating cash flows and net losses since our inception. The actual amount of funds that we will need to meet our operating needs will be determined by a number of factors, many of which are beyond our control, including the price of food and commercial real estate rents. In addition, our liquidity needs will be impacted by the success of our marketing strategy, market acceptance of our products, our ability to effectively manage our supply chain, our ability to negotiate with landlords, contractors and subcontractors over payment schedules, the success of our franchising efforts, competition, evolving consumer tastes and the amount of working capital investments we are required to make.

Our ability to continue to operate until our cash flows from operations turns positive may depend on our ability to continue to raise funds through public or private sales of shares of our equity or through debt. See "RISK FACTORS—We are indebted and may borrow additional funds, including senior debt, and leverage our assets."

Since 2021, we have primarily raised funds through issuances of our Common Stock, Preferred Stock and debt, as well as the Asset Sale and Refranchising. We have experienced limited access to the capital and credit markets, and it remains uncertain whether we will be able to obtain outside capital when we need it or on terms that would be acceptable to us. We have historically been dependent on (i) affiliates and clients of Worcester Investments, LLC, our largest stockholder and an affiliate of Joel Worcester, one of our directors ("*Worcester Investments*"), (ii) Cancilla Properties II, L.L.C. and (iii) Stine Enterprises, Inc. ("*Stine Enterprises*"), an Arizona corporation and the parent of Stine Ventures, LLC ("*Stine Ventures*," and collectively with Stine Enterprises, "*Stine*"), an Arizona limited liability company and a franchisee of the Company, for our liquidity needs because other sources of liquidity have been

insufficient or unavailable. In exchange for such support, Worcester Investments, as our largest stockholder, may request that we take certain actions related to operations, capital structure or otherwise, which, if accepted, could have a negative effect on our business and results of operations. In addition, Worcester Investments, may seek other terms and consideration that would require, and may not receive, approval by the independent committee of our board of directors (the "*Board*"). If we are able to raise funds by selling additional shares of our Common Stock or securities convertible or exercisable into our Common Stock, the ownership interest of our existing stockholders will be further diluted. If we are unable to obtain sufficient outside capital when needed, our business and future prospects will be adversely affected and we could be forced to suspend or discontinue operations.

We are dependent on future near-term capital to fund our business plan.

We believe that we will need additional capital to fund our business plan in addition to any revenues we may generate in the future until we reach positive sustainable operating cash flow. Such additional capital may include the issuance and sale of additional equity securities and/or commercial borrowing. If we are unable to obtain capital in the amounts and on terms deemed acceptable to us, we may be unable to continue building our business and as a result may be required to scale back or cease operations for our business, the result of which may be that you could lose some or all of your investment.

We are indebted and may borrow additional funds, including senior debt, and leverage our assets.

We have outstanding indebtedness in the aggregate principal amount of $41,485,600, $8,331,466 of which is held by related parties, including Worcester Investments and its affiliates. Our outstanding indebtedness bears interest rates ranging from 8.0% to 18.0%, with a weighted average interest rate of 12.8%.

The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to related parties is currently estimated to be approximately $1.28 million. The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to unrelated parties is currently estimated to be approximately $3.9 million, payable monthly in cash, for an overall total amount of interest payable on our outstanding debt instruments of approximately $5.17 million.

Although we anticipate either extending or refinancing certain of our outstanding loans over the next several years, these loans carry a relatively high rate of interest, and if we are unable to pay these loans as they mature or refinance this debt then it could limit our existing operations and future growth opportunities.

Our amount of indebtedness could affect our operations in several ways, including the following: (i) requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the cash available to finance our operations and other business activities; (ii) limiting management's discretion in operating our business and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (iii) increasing our vulnerability to downturns and adverse developments in our business and the economy; (iv) limiting our ability to access the capital markets to raise capital on favorable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness; (v) placing restrictions on our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations; (vi) placing us at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness; and (vii) making it more difficult for us to satisfy our debt obligations and increasing the risk that we may default on our debt obligations.

We may also engage in additional borrowings to finance our operations and future expansion. A decrease in our present or future asset values, an increase in interest rates, a significant increase in other carrying costs and operating expenses, any combination of the foregoing or any other number of factors may result in our inability to repay the principal and interest of any borrowed funds. A portion of our cash flow will be used to repay the principal and interest on our indebtedness. Our loan agreements also contain restrictive covenants, which may impair our operating flexibility. Such loan agreements also provide for default under certain circumstances, such as failure to meet certain financial covenants or ratios. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender, which would be senior to the rights of our stockholders. A judgment creditor would have the right to foreclose on any of our assets, resulting in a material adverse effect on our business, operating results or financial condition. Any such foreclosure may also have substantial adverse consequences for our stockholders. In addition, lenders may require restrictions on future borrowings,

distributions and operating policies. Our ability to meet any debt obligations will depend upon our future performance and will be subject to financial, business and other factors affecting our business and operations, including general economic conditions. We cannot assure you that we will be able to meet any such debt obligations, which could adversely affect our financial condition.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.

Our ability to make interest payments on our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our obligations under our notes and loans, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on overall economic conditions and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. As a result, we may be unable to implement our business plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to pay the principal and interest on our debt obligations.

We depend on certain key individuals.

Our success is largely dependent upon the efforts, direction and guidance of certain key individuals, namely Scott Ford, our President and Chief Executive Officer, Cameron and Tyler McNie, our founders and directors (the "***McNies***," or the "***Founders***"), Carey Malloy, our Chief Development Officer and Interim Chief Financial Officer, and Joel Worcester, one of our directors. In addition, our success is dependent upon our ability to attract and retain qualified employees, on the ability of our executive officers and key employees to manage our operations successfully. The market for highly skilled employees and leaders in the restaurant industry is extremely competitive. The loss of any of the individuals listed above, or our inability to attract and retain key management, technical or professional personnel in the future, or successfully execute succession planning, could have a material adverse effect on our results of operations and financial condition, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors, which could cause our valuation to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

We face risks associated with certain family and business relationships among our management team and directors.

Significant family relationships exist among our management team. Individuals with such relationships include Mr. Tyler McNie, our Founder and Vice Chairman of the Board, and Mr. Cameron McNie, our Founder and Executive Chairman of the Board (and Mr. Tyler McNie's brother). Companies with multiple family members serving on the same management team can be predisposed to unique issues such as internal conflicts, nepotism and/or strategic family alliances. Such issues may arise among our management team. In light of the relationships that exist within our management team, certain prospective investors may be unwilling to purchase our Common Stock, which may have a negative effect on our financial condition.

Certain business relationships also exist with respect to certain of our directors. Entities affiliated with Mr. Joel Worcester have made loans to us with an aggregate outstanding principal amount of $8,331,466. Additionally, Worcester Investments, which is affiliated with Mr. Joel Worcester and is our largest stockholder, provides certain

services to us on an as-needed basis to support our business, in particular with respect to supporting our activities relating to management, real estate, and investor relations activities. We reimburse expenses incurred by Worcester Investments in connection with such services and have provided development fees in connection with our real estate activities in a total amount of $309,000 since the inception of our business.

Our principal stockholders hold a controlling interest in the Company and may make business decisions with which you disagree and which may adversely affect the value of your investment.

Parties subject to a certain second amended and restated Stockholders' Agreement, entered into as of September 19, 2023 (the "***Stockholders' Agreement***," and the parties subject thereto, the "***Stockholders' Agreement Parties***"), including, among others, Cameron McNie, Tyler McNie, Joel Worcester (through Worcester Investments), Scott Ford and certain of their affiliates, related entities and transferees, beneficially own or control, directly or indirectly, 34,353,853 shares of our Common Stock in the aggregate, representing approximately 98.4% of our outstanding shares of Common Stock (or approximately 83.4% assuming the full conversion of (i) a $5,000,000 convertible promissory note issued on October 26, 2021 (the "***October 2021 Convertible Note***") into shares of Common Stock at its current conversion price of $7.49 per share and (ii) all shares of Preferred Stock into shares of Common Stock at a one-for-one ratio). As a result of this ownership and the provisions of the Stockholders' Agreement, Cameron McNie, Tyler McNie and Worcester Investments (collectively, the "***Voting Stockholders***") have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our Certificate of Incorporation and Bylaws and the approval of any business combination. Pursuant to the Stockholders' Agreement, all parties subject to the Stockholders' Agreement must vote their shares in accordance with the vote of the Voting Stockholders, and must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) such additional individuals as may be determined by the Voting Stockholders. Additionally, our Certificate of Incorporation provides that prior to the date (the "***Trigger Date***") that the Stockholders' Agreement Parties cease collectively to beneficially own (directly or indirectly) fifty percent (50%) or more of the outstanding securities of the Company then entitled to vote (the "***Voting Stock***"), the holders of a majority of the Voting Stock may take action to alter the size and composition of the Board from time to time. As a result, the Voting Stockholders currently have the ability to determine the size and composition of the Board. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Some of these persons or entities may have interests different than yours. For example, because the Voting Stockholders purchased many of their shares at prices substantially below the price at which many of our other stockholders purchased their shares and have held their shares for a longer period, they may be more interested in selling our company to an acquiror than other stockholders or may want us to pursue strategies that deviate from the interests of other stockholders.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth in our headcount and operations, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, our headcount has grown from approximately 100 employees as of January 1, 2019 to approximately 1,004 employees as of April 15, 2024, and we have expanded from two restaurants as of January 1, 2019 to 54 restaurants, including 24 franchised ("*Franchised*") locations, as of the date hereof. We have also experienced significant growth in the amount of customer and employee data that our infrastructure supports. Finally, our organizational structure and recording systems and procedures are becoming more complex as we improve our operational, financial and management controls. Our success will depend in part on our ability to manage this growth and organizational change effectively. To manage the expected growth of our headcount and operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Our ability to open additional restaurants may be constrained by the willingness and availability of qualified personnel to help staff and manage any new restaurants. The failure to effectively manage growth could result in difficulties or delays in opening new restaurants and increasing sales at existing restaurants, declines in quality or customer satisfaction, increases in costs and difficulties in introducing new products or other operational difficulties, any of which could adversely affect our ability to attract and retain customers.

Failure to achieve and maintain effective internal controls over financial reporting could impair our ability to produce timely and accurate financial statements and have a material adverse impact on our business.

As an early-stage privately-held company, our internal control environment is not fully developed. As a result, we may have a material weakness in our internal controls or a combination of significant deficiencies that could result in a material weakness in our internal controls. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse consequences, including sanctions by the SEC, and result in a breach of the covenants under certain of our equipment financing agreements, which require us to deliver financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("*U.S. GAAP*"). In addition, confidence in the reliability of our financial statements could suffer if we or our independent auditors were to report a material weakness in our internal controls over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting could impair our ability to produce timely and accurate financial statements and have a material adverse effect on our business and the value of our Common Stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, we evaluate our estimates using historical experience and other factors, including the current economic environment, as provided in the section entitled "*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*" Significant items subject to estimates are assumptions used for purposes of determining the useful lives of property and equipment and intangible assets, other-than-temporary impairment of equity investment, the fair value of deferred tax assets, and the fair value of warrants. Management believes its estimates to be reasonable under the circumstances, but actual results may differ from those estimates. Our results of operations may be adversely affected if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of investors, resulting in a decline in the valuation of our Company.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our operating results.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our operating results or result in changes to the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed and reported before such changes are effective.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or a change

in these interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to Our Industry

If we fail to successfully implement our growth strategy, which includes opening new Corporate restaurants and the expansion of our franchising efforts, our ability to increase our revenue and operating profits could be adversely affected.

Our growth strategy relies substantially upon new restaurant development, including the development of additional Franchised locations. While we believe there is opportunity for our brand to grow to a national presence over the long term, we do not currently target a specific number of annual new restaurant openings over a multi-year period. Therefore, we cannot predict the time period over which we can achieve this level of restaurant growth or whether we will achieve this level of growth at all. In addition, we face many challenges in opening new Company-owned ("***Corporate***") and Franchised restaurants, including:

- availability of financing;

- selection and availability of, and competition for, suitable restaurant locations;

- negotiation of acceptable lease and financing terms;

- availability of prospective franchisees who meet our criteria;

- securing required governmental permits and approvals, including zoning approvals;

- consumer tastes in new geographic regions and acceptance of our products;

- employment and training of, and wage rates for, qualified personnel;

- general economic and business conditions;

- unanticipated increases in construction and development costs; and

- the legal and regulatory requirements applicable to our industry.

To the extent we are unable to open new Corporate and Franchised restaurants as we anticipate, our revenue growth would come primarily from growth in same-store sales. Same-store sales reflect the change in year-over-year sales for the same-store base. We define the same-store base for each fiscal period as those restaurants open for at least the full fiscal period and the equivalent fiscal period from the prior year. Our failure to add a significant number of new restaurants or grow same-store sales would adversely affect our ability to increase our revenue and operating income and could materially adversely affect our operating results. As a result of the foregoing, we cannot predict whether our growth strategy will be successful.

We have franchised certain of our restaurants, including pursuant to the Asset Sale and Refranchising, and we intend to franchise additional restaurants in the future. Our franchising efforts will subject us to a variety of additional risks associated with franchising and our franchisees.

We are in the process of growing our franchising program. On March 9, 2023, we entered into our first franchising relationship with Stine Ventures, LLC ("*Stine Ventures*"), an Arizona limited liability company and a wholly-owned subsidiary of Stine Enterprises, Inc., an Arizona corporation ("*Stine Enterprises*," and, collectively with Stine Ventures, "*Stine*"). We have since signed development agreements with six additional franchisees. We are actively recruiting additional franchisees, and we anticipate Franchised locations will play a significant role in our growth moving forward.

Prior to the Asset Sale and Refranchising, we had not engaged in franchising operations. It will take time for us to develop our franchising infrastructure and gain expertise in establishing and managing franchise operations, and we may not be successful in doing so. We anticipate that the development and growth of our franchise system will require significant time and effort and could divert management's attention from other business concerns, each of which could have a material adverse effect on our business, financial condition and results of operations. The viability of our franchising business will depend on our ability to establish and maintain good relationships with our current and future franchisees. Our entry into the franchising business exposes us to additional risks, including, but not limited to, the financial condition and access to capital of franchisees and litigation as a result of disagreements with franchisees. Our development, acquisition or franchising activity could demand significant attention from our management that would otherwise be available for our current ongoing operations, which could have a material adverse effect on our business.

The opening of additional Franchised restaurants will depend, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our franchisees may not ultimately be able to access the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or they may elect to cease restaurant development for other reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new restaurants as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

Additionally, although we attempt to properly train and support our franchisees, franchisees are independent third parties whom we do not control. Our franchisees own, operate, and oversee the daily operations of their restaurants, and their employees would not be our employees. Accordingly, their actions are outside of our control. We cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises at their approved locations, and state franchise laws may limit our ability to terminate or not renew these franchise agreements. Moreover, our franchisees might not successfully operate restaurants in a manner consistent with our standards and requirements or hire and adequately train qualified managers and other restaurant personnel. Any failure of our current or future franchisees to operate their franchises in accordance with our standards or applicable law, actions taken by their employees or a negative publicity event at one of our Franchised restaurants or involving one of our franchisees could have a material adverse effect on our reputation, our brand, our ability to attract prospective franchisees, our restaurants, and our business, financial condition or results of operations.

Our franchisees' interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.

While we are responsible for ensuring the success of our entire system of restaurants and for taking a long-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may from time to time disagree with us and our strategies and objectives regarding the business or our interpretation of our respective rights and obligations under the franchise agreements and the terms and conditions of the franchisee relationship. Any such disagreements may lead to disputes with our franchisees. Any such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our shops, which could harm our business even if we have a successful outcome in the dispute.

In addition, various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

Interruptions in the supply of product to our restaurants could adversely affect our revenue.

We depend on a limited number of suppliers and distributors for food ingredients, beverages and paper goods used in our restaurants, and this subjects us to the possible risks of shortages, supply interruptions and price fluctuations. Although alternative suppliers and products are available for most of the products we use, failures or cost increases by our suppliers and distributors could impact our ability to make and sell certain menu items, and this could impact restaurant revenues, costs or both. Because we offer a limited number of menu items, certain supply issues may have a greater impact on our business than on the typical restaurant company. In addition, we bear risks associated with the timeliness, solvency, reputation, labor relations, freight costs, price of raw materials, and compliance with health and safety standards of each supplier and distributor including, but not limited to, risks associated with contamination to food and beverage products. We have little or no control over our suppliers and distributors including their operations, policies, procedures, decisions, supply chains or market conditions which may impact these risks.

We use Sysco Corporation ("***Sysco***") as our national mainline distributor, and in Fiscal Year 2023 they delivered approximately 99% of the food, paper and beverage products used in our restaurants (based on dollar volume). Sysco uses eleven of its distribution centers to purchase, inventory and deliver products to our restaurants in each of our current markets. Sysco purchases these products from suppliers and maintains inventory for each product based on its projections of demand, supply, lead times, supplier capacity and other factors. While we provide input to Sysco including our new restaurant opening schedule and initial restaurant revenue forecasts, we have limited or no control over Sysco's purchasing or inventory management decisions. In addition, Sysco is also subject to possible risks of supplier shortages, supply interruptions and price fluctuations, which it may pass on to us, including cost increases caused by commodity pricing or other market forces outside of our control.

Of the products we purchased from Sysco in 2023, we purchased these products from approximately 145 suppliers, and approximately 9% of these suppliers provided approximately 80% of our total purchases based on dollar volume. Approximately 10% of our total purchased volume was for products Sysco purchased from its suppliers and sold to us under the Sysco brand (we have included the individual suppliers of these products in the total supplier counts and volumes reported herein). These Sysco branded products include several product categories, among them pork, packaging, produce, and other products. In addition, we purchase proprietary products (products made exclusively for us using our recipes and specifications), including chicken, macaroni salad, and teriyaki sauce, from several approved suppliers, and we distribute these products through Sysco. These proprietary products and suppliers carry an increased risk of shortages, supply interruptions and price fluctuations due to the difficulty in quickly sourcing and approving alternative suppliers for these products.

New or less mature restaurants may not attain results similar to those of our existing restaurants.

New and less mature restaurants typically experience higher operating costs in both dollars and percentage of revenue initially when compared to restaurants in the same-store base. Further, restaurants located in one city or location may not perform as well as restaurants in another city or location. There is no assurance new restaurants will experience success in the future. We expect that our restaurants may take approximately three months or more to reach normalized operating levels due to inefficiencies and other factors typically associated with new restaurants. These factors include operating costs, which are often significantly greater during the first several months of operation, and fluctuating guest counts at new locations, as well as competition from our competitors or our own restaurants, consumer acceptance of our restaurants in new markets and lack of market awareness of our brands in a new market. There is no assurance that our less mature restaurants will attain operating results similar to those of our existing restaurants.

If we are not able to hire, train, reward and retain qualified restaurant crew and/or if we are not able to appropriately plan our workforce, our growth plan and profitability could be adversely affected.

We rely on our restaurant-level employees to consistently provide high-quality food and positive experiences to our guests. In addition, our ability to continue to open new restaurants depends on our ability to recruit, train and retain high-quality crew members to manage and work in our restaurants. Maintaining appropriate staffing in our existing restaurants and hiring and training staff for our new restaurants requires precise workforce planning, which has become more complex due to predictive scheduling laws and "just cause" termination legislation. If we fail to appropriately plan our workforce, it could adversely impact guest satisfaction, operational efficiency and restaurant

profitability. In addition, if we fail to adequately monitor and proactively respond to employee dissatisfaction, it could lead to poor guest satisfaction, higher turnover, litigation and unionization efforts. Our failure to recruit and retain new restaurant crew members in a timely manner or higher employee turnover levels all could affect our ability to open new restaurants and grow sales at existing restaurants, and we may experience higher than projected labor costs.

Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.

Our operating results may fluctuate significantly because of a number of factors, including:

- the timing of new restaurant openings;

- profitability of our restaurants, especially in new markets;

- changes in interest rates;

- increases and decreases in average weekly sales and same-store sales;

- macroeconomic conditions, both nationally and locally;

- changes in consumer preferences and competitive conditions;

- increases in infrastructure costs; and

- fluctuations in commodity prices.

Accordingly, results for any one fiscal period or year are not necessarily indicative of results to be expected for any other fiscal period or year and our results for any particular future period may decrease compared to the prior period. In the future, operating results may fall below the expectations of investors. In that event, our valuation would likely decrease.

Our success depends on our ability to compete with many other restaurants.

The restaurant industry in general, and the quick service ("***QSR***") and fast casual ("***Fast Casual***") categories in particular, are intensely competitive, and we compete with many well-established restaurant companies on the basis of food taste and quality, price, service, value, location, convenience, management, hourly employees and overall customer experience. Our competitors include individual restaurants and restaurant chains that range from independent local operators to well-capitalized national and regional restaurant companies, as well as dine-in, carry-out and delivery services offering other types of food.

Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. Other competitors are local restaurants that in some cases have a loyal guest base and strong brand recognition within a particular market. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Should our competitors increase their spending on advertising and promotions, or if their advertising and promotions are more effective, we could experience a loss of customer traffic to our competitors and a material adverse effect on our results of operations.

We also face the risk that new or existing competitors will copy our business model, menu options, presentation, or ambiance, among other things. Consumer tastes, nutritional and dietary trends, traffic patterns, and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. If we are unable to compete effectively, it could decrease our traffic, sales and profit margins, which could materially adversely affect our business, financial condition, and results of operations.

You should not rely on past increases in our same-store sales or our average unit volume ("AUV") as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our same-store sales and AUV, including, among other factors, (i) competition; (ii) consumer trends and confidence; (iii) our ability to execute our business strategy effectively; (iv) unusually strong initial sales performance by new restaurants; and (v) regional and national macroeconomic conditions. The level of same-store sales is a critical factor affecting our ability to generate profits because the profit margin on same-store sales is generally higher than the profit margin on new restaurant sales.

Our expansion into new and existing markets may present increased risks.

Some of our new restaurants are planned for markets where there may be limited or no market recognition of our brand. Those markets may have competitive conditions, consumer tastes and discretionary spending patterns that are different from those in our existing markets, and we may encounter well-established competitors with substantially greater financial resources than us. As a result, those new restaurants may be less successful than restaurants in our existing markets. We may need to build brand awareness in new markets through greater investments in advertising and promotional activity than we originally planned, which could negatively impact the profitability of our operations in such new markets. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. In addition, we may have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Restaurants opened in new markets may also have lower AUVs than restaurants opened in existing markets and may take longer to, or fail to, ramp up and reach expected sales and profit levels. Additionally, new markets may have higher rents and labor rates. These factors could negatively impact our unit economics and overall profitability.

We also intend to continue opening new restaurants in our existing markets as a core part of our growth strategy. As a result, the opening of a new restaurant in or near markets in which our restaurants already exist could adversely affect the sales of our existing restaurants.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We are subject to prevailing market conditions and remain susceptible to volatility in food costs. Any increase in the prices of the ingredients most critical to our menu, particularly chicken and rice, could materially adversely affect our operating results. If there is a significant rise in the price of chicken or rice, and we are unable to successfully adjust menu prices or otherwise make operational adjustments to account for these higher prices, our operating results could be adversely affected. For example, chicken accounted for approximately 37% of our cost of goods sold in Fiscal Year 2023. A hypothetical 10% increase in the cost of chicken for Fiscal Year 2023 would have increased our cost of goods sold by approximately $0.8 million for Fiscal Year 2023.

Food costs may also increase as a result of factors beyond our control, such as inflation, general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. Additionally, avian influenza, or similar poultry-related diseases, may negatively affect the supply chain by increasing costs and limiting availability of chicken. As a result, we may not be able to anticipate or successfully react to changing food costs, including the price of chicken or rice by adjusting our purchasing practices, increasing our menu prices to pass along commodity price increases to our customers or making other operational adjustments, which could materially adversely affect our operating results.

Public health epidemics or outbreaks, such as the COVID-19 pandemic, could materially adversely impact our business.

Federal, state and local government responses to a pandemic, such as the COVID-19 pandemic, and our Company's response to any such pandemic, could disrupt our business. Disruptions in operations due to a pandemic, such as social distancing, or other movement restricting policies put in place, could impact our revenues, and could materially adversely affect our business and results of operations. Restaurant operations could be further disrupted if any employees are diagnosed with a pandemic illness, since this could require some or all of a restaurant's employees to be quarantined. If a significant percentage of the workforce is unable to work, whether because of illness, quarantine, limitations on travel, or other government restrictions in connection with a pandemic, operations may be negatively impacted, potentially materially adversely affecting our liquidity, financial condition or results of operations. Our suppliers could also be adversely impacted by a pandemic. If our suppliers' employees are unable to

work or our suppliers' operations are disrupted, we could face shortages of food items or other supplies, and our operations and sales could be materially adversely impacted by such supply interruptions.

Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.

As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Additionally, there has been an increase in data integration and complexity of our technology systems. The use of electronic payment methods and the collection and storage of personal information from individuals expose us to increased risk of cyber incidents, privacy and/or security breaches, and other risks. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting, and storing such information. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations.

Third parties with whom we do business have experienced cyber incidents and security breaches in which confidential or personal information could have been stolen and we, our contractors and third parties with whom we do business may experience cyber incidents and security breaches in which confidential or personal information is stolen in the future. For example, in April 2022, one of our general contractors experienced a compromise of its email systems that led to interception of a payment by us to such contractor by a third-party threat actor, which led to the filing of several mechanic's and materialman's liens (*the* "***April 2022 Cyber Incident***"). The third parties with which we do business may fail to implement appropriate cyber security measures. Third parties may have the technology or know-how to breach the security of confidential or personal information collected, stored or transmitted by us, and our security measures and those of third parties with whom we do business, including technology vendors, solution providers, software manufacturers and supply chain vendors, may not effectively prohibit others from obtaining improper access to this information. Third parties also may be able to develop and deploy viruses, worms and other malicious software programs, such as ransomware, that attack our and third parties with whom we do business's systems or otherwise exploit any security vulnerabilities. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, technology, new tools, and other developments may increase the risk of such a breach. If a person is able to circumvent the security measures of our business or those of other third parties, he or she could destroy or steal valuable information or disrupt the operations of our business. In addition, our contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate confidential information and may purposefully or inadvertently cause a breach involving such information. Furthermore, due our lack of a corporate headquarters, our directors and officers work remotely. Remote working, particularly for an extended period of time, could increase certain risks to our business, including an increased risk of cybersecurity events, vulnerability of our systems and improper dissemination of confidential or personal information, if our physical and cybersecurity measures or our corporate policies are not effective. The costs to us to eliminate any of the foregoing cybersecurity vulnerabilities or to address a cyber incident could be significant and have material adverse impact on our financial condition, results of operations and cash flows.

If our employees or vendors fail to comply with applicable laws, regulations, or contract terms, and this information is obtained by unauthorized persons, used inappropriately, or destroyed, it could adversely affect our reputation, could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of laws and payment card industry regulations. Any such claim or proceeding could cause us to incur significant unplanned expenses and significantly harm our reputation, which could have a material adverse impact on our financial condition, results of operations and cash flows. A cyber incident could also require us to provide notifications, result in adverse publicity, loss of sales and profits, increase fees payable to third parties, and result in penalties or remediation and other costs that could materially adversely affect the operation of our business and results of operations. Further cyber incidents may cause us to incur additional costs or have to reimburse third parties in the event funds are intercepted or other damages occur, whether at the Company or at third parties with whom we do business. In addition, our cyber liability coverage may be inadequate or may not be available in the future on acceptable terms, or at all, and defending a suit, regardless of its merit, could be costly and divert management's attention.

Our increasing reliance on debit or credit cards for payment increases the risk of regulatory compliance and security breaches, which could materially adversely impact our business or results of operations.

Approximately 90% of our restaurant sales are paid by credit or debit cards. In connection with credit or debit card transactions in-restaurant, we collect and transmit confidential information to card processors. The systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us, through enforcement of compliance with the Payment Card Industry – Data Security Standards (as modified from time to time, "***PCI DSS***"). We must abide by the PCI DSS in order to accept electronic payment transactions. If we fail to abide by the PCI DSS, we could be subject to fines, penalties or litigation, which could adversely impact our results of operations. Furthermore, the payment card industry is requiring vendors to become compatible with smart chip technology for payment cards, or EMV-Compliant, or else bear full responsibility for certain fraud losses, referred to as the EMV Liability Shift. To become EMV-Compliant, merchants often utilize EMV-Compliant payment card terminals at the POS and obtain a variety of certifications. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents.

Changing regulations relating to privacy, information security and data protection could increase our costs and affect or limit how we collect and use personal information.

The federal government and the states in which we operate are increasingly adopting or revising privacy, information security, and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection, and information security-related practices, our collection, use, sharing, retention, and safeguarding of consumer and/or employee information, and some of our current or planned business activities. These include rules and regulations promulgated under the authority of the FTC, the Health Insurance Portability and Accountability Act of 1996, federal and state labor and employment laws, state data breach notification laws and state privacy laws. Many of these laws and regulations provide consumers and employees with a private right of action if a covered company suffers a data breach related to a failure to implement reasonable data security measures. The legal framework around privacy issues is rapidly evolving, as various federal and state government bodies are considering adopting new privacy laws and regulations. These laws and regulations could result in significant limitations on or changes to the ways in which we can collect, use, host, store, or transmit personal information and other data. Compliance with privacy, data protection, and information security laws to which we are subject could result in additional costs, and our failure to comply with such laws could result in potentially significant regulatory investigations or government actions, penalties or remediation, and other costs, as well as adverse publicity, loss of sales and profits, and an increase in fees payable to third parties. Each of these implications could materially adversely affect our revenues, results of operations, business, and financial condition.

We rely on computer systems to process transactions and manage our business, and a disruption or a failure of such systems or technology could harm our ability to effectively manage our business.

Network and information technology systems are integral to our business. Our systems are critical to our ability to accurately track sales. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, computer, network and telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive software, worms, improper usage by employees and other disruptive problems. Any damage or failure of our computer systems or network infrastructure, or those of a third party with whom we interact, such as that which occurred in the April 2022 Cyber Incident, that causes an interruption in our operations or otherwise impairs our ability to conduct business could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities.

In addition, such events could result in a need for a costly repair, upgrade or replacement of systems. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, inappropriate disclosure of confidential or proprietary information, or misappropriation or misdirection of any funds, we could incur liability which could materially affect our results of operations.

It is also critical that we establish and maintain certain licensing and software agreements for the software we use in our day-to-day operations. A failure to procure or maintain these licenses could have a material adverse effect on our business operations.

There are risks associated with our increasing dependence on digital commerce platforms to maintain and grow sales, and limitations, disruptions or unavailability of our digital commerce platforms, or our ability to distribute our app, could harm our ability to compete and conduct our business.

Customers are increasingly using e-commerce websites and apps, like hawaiianbros.com and our mobile ordering application, to order and pay for our products and select optional delivery and curbside services. As a result, we are increasingly reliant on digital ordering and payment for such sales, and portions of our digital commerce platforms depend on third party services, including cloud-based technologies and platforms. Our apps and other digital ordering and payment platforms could be damaged or interrupted by power loss, technological failures, cyber-attacks, other forms of sabotage or acts of God. In addition, the availability, distribution and functionality of our apps and updates to our apps are dependent on mobile app stores and their related policies, terms and conditions. Because we rely on digital orders for a significant portion of our sales, any limitations in functionality, interruptions or unavailability of any of our digital ordering or payment platforms could limit or delay customers' ability to order through such platforms. Further, if our digital ordering and payment platforms do not meet customers' expectations in terms of security, speed, attractiveness, or ease of use, customers may be less inclined to return to such platforms. Any such limitation, damage, interruption or unavailability of our digital commerce platforms or failure of those platforms to meet customers' expectations could materially adversely affect our sales and our results of operations and financial condition.

Any failure by our third-party delivery providers to provide timely and reliable delivery services may materially adversely affect our business and reputation.

Delivery services are available at all Hawaiian Bros restaurants throughout the United States. Interruptions or failures in delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our delivery providers, such as inclement weather, natural disasters, transportation disruptions, sabotage by an outside party, civil protests or labor unrest. In addition, changes in business practices of our delivery providers and governmental regulations could materially adversely impact delivery services and/or profitability.

If our products are not delivered on time and in safe and proper condition, customers may refuse to accept our products and have less confidence in our services, in which case our business and reputation may suffer. If our third-party delivery service providers fail to follow the quality standards or other terms that they agreed to with us, it could result in harm to our business and reputation and could force us to pursue arrangements with alternative delivery service providers, which could result in an interruption to our delivery services. These factors may materially adversely impact our sales and our brand reputation. We also incur additional costs associated with delivery orders, and it is possible that these orders could cannibalize more profitable carry-out or in-restaurant orders.

Our business activities subject us to litigation risk that could subject us to significant money damages and other remedies or by increasing our litigation expense.

We may, from time to time, be the subject of complaints or litigation, including customer claims, class-action lawsuits, personal-injury claims, environmental claims, intellectual property claims, construction-related claims, employee allegations of improper termination and discrimination and claims related to violations of laws, such as the Americans with Disabilities Act of 1990 ("***ADA***"), religious freedom laws, the Fair Labor Standards Act, other employment-related laws, the Occupational Safety and Health Act, the Employee Retirement Income Security Act of 1974, as amended, advertising laws. Each of these claims may increase our costs.

Regardless of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business. In addition, adverse publicity resulting from such allegations may materially adversely affect us and our brand, regardless of whether these allegations are valid or whether we are liable. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business and operating results. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to any of these or other matters. A substantial judgment, or judgment or other liability in excess of our insurance coverage, resulting from claims could materially adversely affect our business and results of operations.

Macroeconomic conditions could adversely affect our ability to increase sales at existing restaurants or open new restaurants.

Recessionary economic cycles, higher fuel and other energy costs, lower housing values, low consumer confidence, inflation, increases in commodity prices, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenue and profit margins and make opening new restaurants more difficult. Our customers may have lower disposable income and reduce the frequency with which they dine out during economic downturns. This could result in fewer transactions and reduced transaction size or limitations on the prices we can charge for our menu items, any of which could reduce our sales and profit margins. Also, businesses in the shopping vicinity in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect customer traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth strategy.

In addition, negative effects on our and existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease obligations owed to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. The development of new restaurants may also be adversely affected by negative economic factors affecting developers and potential landlords. Developers and/or landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to instability in the credit markets and declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, other tenants at the properties in which our restaurants are located may delay their openings, fail to open or cease operations. Decreases in total tenant occupancy in the properties in which our restaurants are located may affect customer traffic at our restaurants.

If any of the foregoing affect any of our landlords, developers and/or surrounding tenants, our business and results of operations may be adversely affected. To the extent our restaurants are part of a larger retail project or tourist destination, customer traffic could be negatively impacted by economic factors affecting surrounding tenants.

Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

As of the date of this Form C-AR, 88.9% of our 54 restaurants were spread across Texas (42.6%), Missouri (20.4%), Kansas (11.1%), Arizona (7.4%) and Illinois (7.4%). Given our geographic concentrations, economic conditions and other unforeseen events, including but not limited to negative publicity, local strikes, terrorist attacks, increases in energy prices, natural or man-made disasters, adverse weather conditions or the enactment of more stringent state and local laws and regulations in these areas, could have a disproportionate adverse effect on our business and results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type including cyber insurance. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in substantially higher losses than anticipated. Any substantial inadequacy of, or inability to obtain, insurance coverage could materially adversely affect our business, financial condition and results of operations.

Additionally, certain extraordinary hazards may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits.

Our failure to comply with health and safety regulations, including requirements relating to food quality or preparation, could subject us to litigation. Any litigation, including the imposition of fines or damage awards, could

adversely affect our financial condition or results of operations, or could generate negative publicity or otherwise adversely affect us.

Our business is subject to various laws and regulations and changes in such laws and regulations, and/or our failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to the rules and regulations of the Federal Trade Commission (the "***FTC***"), and various existing U.S. federal, state, local, and foreign laws affecting the operation of restaurants and the sale of food, including various license and permit requirements, health, sanitation, fire, and safety standards. We may in the future become subject to regulation (or further regulation) seeking to tax or regulate high-fat foods, to limit the serving size of beverages containing sugar, to ban the use of certain packaging materials, or to require the display of detailed nutrition information. Each of these regulations would be costly to comply with and/or could result in reduced demand for our products. The failure of our restaurants to comply with applicable regulations and obtain and maintain required licenses, permits, and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would materially adversely affect our results of operations.

We may also have a substantial number of hourly employees who are required to be paid pursuant to applicable federal or state minimum wage laws. From time to time, various federal and state legislators have proposed or approved changes to the minimum wage requirements, especially for fast-food workers. These and any future similar increases in other regions in which our restaurants operate will increase the cost of labor and may negatively affect our profit margins as we may be unable to increase our menu prices in order to pass future increased labor costs on to our guests. If we increase menu prices to cover increased labor costs, the higher prices could adversely affect transactions, which could lower sales and thereby reduce our margins.

Although we require all workers in our restaurants to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in all of our restaurants and in our corporate support office. However, use of the "E-Verify" program does not guarantee that we will successfully identify all applicants who are ineligible for employment. Unauthorized workers may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and it may be more difficult to hire and keep qualified employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state employment eligibility or immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local and foreign authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality and bold, distinctive flavors of our food, value and service, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, value or service or otherwise believe we have failed to deliver a consistently positive experience. We may also be adversely affected by customers' experiences with third-party delivery from our restaurants.

We may be adversely affected by news reports or other negative publicity, regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury, security breaches of confidential guest or employee information, employee related claims relating to alleged employment discrimination, wage and hour violation, labor standards or health care and benefit issues, or government or industry findings concerning our restaurants, restaurants operated by other food service providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be eliminated or completely mitigated and may materially affect our business.

The availability of information on social media platforms is virtually immediate, as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests and may be inaccurate, each of which may harm our performance, prospects, brand, or business. The harm may be immediate without affording us an opportunity for redress or correction. Negative publicity or incorrect information may materially adversely affect our reputation.

Food safety, food-borne illness and other health concerns may have a material adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as salmonella, E. coli infection, or hepatitis A, and food safety issues have occurred in the food industry in the past, and could occur in the future. Any report or publicity linking our restaurants to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brand and reputation as well as our revenue and profits. Even instances of food-borne illness or food safety issues occurring solely at our competitors' restaurants could result in negative publicity about the food service industry or QSR and Fast Casual restaurants generally and adversely impact our restaurants.

In addition, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple restaurants would be affected rather than a single restaurant. We cannot ensure that all food items are properly maintained during transport throughout the supply chain and or that our employees will identify all products that may be spoiled and should not be used in our restaurants. Our industry has also long been subject to the threat of food tampering by suppliers, employees and others, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the QSR category and could affect us in the future as well. If our customers become ill from food-borne illnesses or injured from food tampering, we could also be forced to temporarily close some restaurants. Moreover, any instances of food contamination, whether or not at our restaurants, could subject our restaurants or our suppliers to a food recall pursuant to the Food and Drug Administration Food Safety Modernization Act.

Furthermore, the United States and other countries have also experienced, and may experience in the future, outbreaks of viruses, such as COVID-19, H1N1, avian influenza, various other forms of influenza, enterovirus, SARS and Ebola. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected or could choose, or be advised, to avoid gathering in public places and avoid eating in restaurant establishments such as our restaurants, which could adversely affect our business.

We are vulnerable to changes in consumer preferences and regulation of consumer eating habits that could harm our business, financial condition, results of operations and cash flow.

Consumer preferences and eating habits often change rapidly and without warning, moving from one trend to another among many product or retail concepts. We depend on some of these trends, including the trend regarding away-from-home or take-out dining. Consumer preferences towards away-from-home and take-out dining or certain food products might shift as a result of, among other things, new information, attitudes regarding diet and health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including our plate lunches, in favor of foods that are perceived as healthier. Our menu is currently comprised primarily of chicken and pork entrees, and a change in consumer preferences away from these offerings would have a material adverse effect on our business. Negative publicity over the health aspects of, or animal welfare or other social or environmental concerns related to, the food items we sell may adversely affect demand for our menu items and could have a material

adverse effect on traffic, sales and results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences.

Regulations may continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government and a number of states, counties and cities, have enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to customers and/or legislation prohibiting the sales of certain types of ingredients in restaurants If our customers perceive our menu items to contain unhealthy caloric, sugar, sodium, or fat content, our results of operations could be adversely affected. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer preferences and eating habits, negative publicity and consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs, preferences and eating habits of our customers without sacrificing flavor. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer traffic and our results of operations. Furthermore, a change in our menu could result in a decrease in existing customer traffic.

Risks Related to Our Securities

There is no public market for our Common Stock.

Your ability to resell or transfer shares of our Common Stock is limited. As a condition of each offering of our securities, we have required that investors purchase shares of our Common Stock for investment only and not with a view toward resale or distribution. No public market for our Common Stock exists or is likely to develop, and we do not currently intend to list our shares of Common Stock. Your ability to resell shares of our Common Stock is also restricted by federal and state securities laws. Additionally, substantially all of the shares of our Common Stock are subject to the provisions of the Stockholders' Agreement, and may only be transferred pursuant to the provisions thereof, and the Crowdfunding Shares (as defined below) may only be transferred pursuant to the provisions of Regulation Crowdfunding. As a result, you must be prepared to bear the economic risk of holding such shares for an indefinite period of time and without any assurance that such shares will generate any investment return.

The Crowdfunding Shares will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Crowdfunding Shares may be tradable under federal securities law, state securities regulations may apply, and each holder of Crowdfunding Shares should consult with their attorney. Additionally, investors in the Crowdfunding Offerings only have a beneficial interest in the Crowdfunding Shares, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of your investment in the Company. There is not now and may never be a public market for our Common Stock. We issued certain shares of our Common Stock (the "***Crowdfunding Shares***") pursuant to Regulation Crowdfunding in (i) an offering that closed on December 6, 2021 (the "***November 2021 Crowdfunding Offering***"), (ii) an offering that closed on April 24, 2022 (the "***March 2022 Crowdfunding Offering***" and (iii) an offering that closed on August 18, 2023 (the "***June 2023 Crowdfunding Offering***," and, collectively with the November 2021 Crowdfunding Offering and the March 2022 Crowdfunding Offering, the "***Crowdfunding Offerings***"). Because Crowdfunding Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Crowdfunding Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Even after the one-year holding period required by Rule 501 of Regulation Crowdfunding, the Crowdfunding Shares may not be transferred without the consent of the Company unless such Crowdfunding Shares are transferred (i) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, as amended (an "***Accredited Investor***"), or (ii) to a family member (or equivalent), subject to certain exceptions. It is not currently contemplated that any of the Crowdfunding Shares will be registered under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowdfunding Shares may also adversely affect the price that the holders thereof might be able to obtain for the Crowdfunding Shares in a private sale. Additionally, investors in the Crowdfunding Offerings only have a beneficial interest in the Crowdfunding Shares, not legal ownership, which may make their resale more difficult as it will require coordination with the respective record holder of the Crowdfunding Shares (the "***Record Holder***"), who is the legal owner of such shares. Prime Trust, LLC is the Record Holder for the Crowdfunding Shares issued in the November 2021 Crowdfunding Offering, Republic Investment Services LLC is the Record Holder of the Crowdfunding Shares issued in the March 2022 Crowdfunding Offering and StartEngine Primary LLC is the Record Holder of the Crowdfunding Shares issued in the June 2023 Crowdfunding Offering.

Investors in the Crowdfunding Offerings do not have voting rights.

Investors in the Crowdfunding Offerings do not have the right to vote their Crowdfunding Shares upon matters of the Company. Investors in each the Crowdfunding Offerings were required to grant an irrevocable proxy (each, a "***Proxy***") to the respective Record Holder of their Crowdfunding Shares. Pursuant to the terms of the Proxies, the Record Holders of the Crowdfunding Shares shall vote the Crowdfunding Shares consistently with (i) the voting provisions of the Stockholders' Agreement, or if the Stockholders' Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. In circumstances where a statutory right to vote is provided by state law, the Record Holders of the Crowdfunding Shares will vote such shares. Thus, investors in the Crowdfunding Offerings are not able to participate in the election of directors of the Company or any other matter that may be brought to the vote of the stockholders of the Company.

The issuance of additional securities in connection with any future offering may dilute your investment in us.

Our Certificate of Incorporation authorizes us to issue up to 50 million shares of Common Stock and ten million shares of preferred stock (including five million shares of Series A Preferred Stock, of which 2,400,000 shares are designated as Series A-2 Preferred Stock, and 1,500,000 shares of Series B Preferred Stock) with such rights and preferences as may be determined by the Board. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We may also increase the number of authorized shares with the approval of our stockholders pursuant to a stockholder vote. In addition to making offerings of Company securities in the future, we anticipate awarding stock appreciation rights, options or restricted stock grants to our current and future employees, independent contractors and non-management directors. Additionally, we may be required to issue shares of Common Stock upon conversion of the October 2021 Convertible Note or upon the conversion of shares of our Preferred Stock. Any future issuance of our securities could dilute the percentage ownership held by our current stockholders.

Provisions of our Certificate of Incorporation and Bylaws and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.

Our Certificate of Incorporation and Bylaws contain provisions that could discourage, delay or prevent a change in control of the Company or changes in our management that our stockholders may deem advantageous. These provisions:

- require that a special meeting may only be called by the majority of the Board, the president, the chief executive officer or, prior to the Trigger Date, by the secretary at the request of the holders of 50% or more of the outstanding shares of Common Stock, and prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting;

- require the approval of the holders of at least 50% of the outstanding shares of our Series A Preferred Stock in order to effect certain actions;

- establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board;

- require that vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders;

- prohibit cumulative voting in the election of directors;

- allow the Board to make, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors;

- require that changes or amendments to certain provisions of our Certificate of Incorporation or Bylaws prior to the effective date of any registration statement for the sale of shares of our stock must be approved by

holders of at least two-thirds of our Common Stock;

- authorize the issuance of undesignated preferred stock, which will make it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of our Company;

- authorize up to 50 million shares of Common Stock, which, to the extent unissued, could be issued without stockholder approval by the Board; and

- prohibit us from engaging in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, subject to certain exceptions.

Certain of these provisions, including those relating to restrictions on calling special meetings and the supermajority vote required to change certain Certificate of Incorporation and Bylaws provisions, only take effect upon the Trigger Date.

Additionally, pursuant to the Stockholders' Agreement, all parties subject to the Stockholders' Agreement must vote their shares in accordance with the vote of the Voting Stockholders, and must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie, (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) such additional individuals as may be determined by the Voting Stockholders. Prior to the Trigger Date, the holders of a majority of the Voting Stock may take action to alter the size and composition of the Board from time to time.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our Company and may prevent our stockholders from receiving the benefit from any premium to the price of our Common Stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the valuation of our Company if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage contests for control and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Investors in the Crowdfunding Offerings are not entitled to any inspection or information rights other than those required by law. We intend to terminate our reporting obligations under Regulation Crowdfunding following the filing of this Form C-AR.

Investors in the Crowdfunding Offerings do not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other stockholders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. Pursuant to Rule 202(b)(2) of Regulation Crowdfunding, the Company can terminate its annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to the investors in the Crowdfunding Offerings, if it has filed at least one annual report on Form C-AR and has fewer than 300 holders of record. As we have fewer than 300 holders of record, we intend to terminate our reporting obligations under Regulation Crowdfunding following the filing of this Form C-AR. This lack of information could put investors in the Crowdfunding Offerings at a disadvantage in general and with respect to other stockholders, including certain stockholders who may have rights to periodic financial statements and updates from the Company.

Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.

The Certificate of Incorporation states that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery in the State of Delaware (or if no Court of Chancery in the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us

arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. The forum selection provision in our Certificate of Incorporation does not apply to suits arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the "*Exchange Act*").

Although the Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. In addition, this provision may increase a stockholder's costs to bring a claim or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or stockholders, which may discourage such lawsuits against us or our directors, officers, employees or stockholders. Alternatively, if a court were to find this provision in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

There has been no independent "due diligence" review of our affairs or financial condition other than the audit of our annual financial statements for Fiscal Year 2023 and Fiscal Year 2022.

The statements contained in this Form C-AR are solely those of our management. Other than the audit of our annual financial statements for Fiscal Year 2023 and Fiscal Year 2022, there has been no independent "due diligence" review of our affairs or financial condition as reflected in this Form C-AR, nor has any independent party verified the statements contained in this Form C-AR.

We may never pay dividends on our Common Stock.

We do not intend to pay cash dividends on our Common Stock for the foreseeable future, and currently intend to retain any future earnings to fund the development and growth of our business. Additionally, we may not have sufficient cash to pay dividends accruing on any series of our capital stock. The payment of cash dividends, if any, on our Common Stock will rest solely within the discretion of the Board (subject to the approval of the holders of our Preferred Stock) and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors. We currently intend to use any revenues, as well as proceeds from any financings, to assist us in obtaining our business objectives, and not for the payment of any dividends upon shares of our Common Stock.

We are required to indemnify directors and officers against certain claims, liabilities, damages, losses, costs and expenses.

Our Bylaws provide that our directors and officers and, in the sole judgment of the Board, the affiliates of our directors and officers, and their respective partners, members, officers, directors, managers, employees, agents and stockholders, shall be held harmless and indemnified by us from and against any and all claims, liabilities, damages, losses, costs and expenses that are incurred by such persons that arise out of or in connection with our affairs or in connection with our business. A successful claim for indemnification could have a material adverse effect on our financial position.

In the event of our liquidation and dissolution, assets will first be distributed to our creditors, and you may not recover all or any portion of your investment from the distribution of the remaining assets.

In the event of our liquidation and dissolution, the proceeds realized from the liquidation of our assets will be distributed to holders of our Common Stock only after (i) the satisfaction of the claims of our creditors, including our lenders, management, employees, advisors and holders of the notes issued by us, and (ii) the payment of liquidation preferences to the holders of our Preferred Stock. Your ability to recover all or any portion of your investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. As a result, we may not distribute any assets to our stockholders upon liquidation.

THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. INVESTORS SHOULD READ THIS FORM C-AR AND ITS APPENDICES IN THEIR ENTIRETY. AS THE COMPANY DEVELOPS AND

CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

BUSINESS OF THE COMPANY

Overview

Hawaiian Bros is a growing restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that our management believes has coast-to-coast appeal.

We opened our first restaurant in 2018, and have earned positive consumer reviews and driven growth due to (among other things) a unique Hawaiian-inspired offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal.



Our Industry

The food industry is one of the largest consumer markets in the United States. According to the National Restaurant Association, restaurant industry sales totaled $1.049 trillion in 2023, an increase from $966 billion in 2022.[3] The restaurant industry is large and diverse, and is typically divided into five categories: QSR, Fast Casual, family dining, casual dining and fine dining. QSR and Fast Casual restaurants are referred to as "limited service" restaurants.

According to the *Technomic Top 500 Chain Restaurant Report* (April 2023), sales among the top 500 restaurant companies in the U.S. (the "***Top 500***") totaled $393 billion in 2022, an increase of 8.2% compared with 2021.[4] Restaurant drive-thru and delivery orders increased 9% and 88%, respectively, between January 2020 and January 2023, according to market research firm NPD Group, and two-thirds of surveyed consumers have reported that they are more likely to order food for takeout and delivery than they were in 2019.[5] $1,106 billion in 2024, according to a forecast released by the National Restaurant Association in January 2024.[6]

Market Opportunity

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[3] National Restaurant Association, "2024 State of the Restaurant Industry Report," January 2024.
[4] Technomic, "Top 500 Chain Restaurant Report," April 2023.
[5] National Restaurant Association, "2023 State of the Restaurant Industry Report," January 2023.
[6] National Restaurant Association, "2024 State of the Restaurant Industry Report," January 2024.

Hawaiian Bros is positioned between the QSR and Fast Casual categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. Our restaurants have no freezers, fryers or microwaves.

According to the Technomic Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $309 billion in 2022, an increase of 7.8% over 2021. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian-inspired food offers an opportunity to enter the market before the competition reacts.



TOP 10 LIMITED-SERVICE ASIAN/NOODLE CHAINS

Chain Name	2022 U.S. Sales ($M)	Change	2022 U.S. Units	Change
Panda Express	$5,348.0	16.8%	2,374	2.5%
Noodles & Company	$613.3	8.3%	461	2.9%
Sarku Japan	$219.5	-5.6%	175	-11.2%
Pei Wei	$215.6	3.0%	124	-1.6%
Ono Hawaiian BBQ	$204.0	9.6%	102	3.0%
L&L Hawaiian Barbecue	$199.5	15.2%	215	2.9%
WaBa Grill	$174.7	3.8%	191	1.1%
Teriyaki Madness	$110.5	19.2%	122	20.8%
Hawaiian Bros Island Grill	**$99.6**	**79.9%**	**37**	**42.3%**
Yoshinoya	$95.8	3.0%	102	-1.0%



ANNUAL SALES CHANGE

-5.8% (2020), 20.7% (2021), 14.7% (2022), 9.2% (3-Yr Avg)



ANNUAL UNIT CHANGE

2.3% (2020), 1.1% (2021), 2.3% (2022), 1.9% (3-Yr Avg)

Source: Technomic's 2023 Top 500 Chain Restaurant Report based on 2022 reported sales

Our Story

The Hawaiian Islands are a world apart. The history of the islands has created a unique way of life that melds together different ethnic backgrounds, cuisines and appreciation for the natural beauty of mountains and tropical beaches that make Hawaii a popular vacation destination.

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie (the "***Founders***," or the "***McNies***") fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast, where Hawaiian food is very popular, the McNies had always wanted to put their own spin on the plate lunch. In 2018, the McNies did just that by creating their own concept: Hawaiian Bros Island Grill.



Cameron and Tyler McNie, co-founders.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business.

While the Worcesters were happily settled in Kansas City, they found they missed the Hawaiian plate lunch that was so popular in their hometown.

They had a bold proposal for Cameron and Tyler: *"Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."*

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business. Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Operations

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, management works to create volume capacity and establishes clear benchmarks for best-in-class operations.

Management has optimized operations on multiple fronts:

- A simplified menu results in faster orders and lower supply chain costs.
- Efficient cooking and prep processes increase speed of delivery.
- Redesigned drive-thru, online ordering and delivery processes decrease wait times and enhance the customer experience.
- A modular kitchen allows for streamlined execution.





Aerial view of our Lee's Summit, MO location on opening day. The line of cars in the drive-thru wrapped around the building and out onto the highway.

While the motivation to improve is to enable growth, it is equally important to our culture and vision to treat customers like Ohana…family. We welcome customers from all walks of life, and part of sharing a friendly, casual meal with Ohana means being intentional about creating a differentiating environment of ease, kindness and appreciation for customers and employees.

Real Estate Development, Site Selection and New Restaurant Openings

In order to grow quickly and establish first-to-market leadership in key markets, we have focused on selecting ideal sites for both our new Corporate restaurants and our Franchised restaurants. We have developed a sophisticated real estate development process based on leading industry practices used by larger national chains.

The real estate development process involves five key phases: strategic planning, development planning, market planning, effective site selection and new restaurant openings.

We have a clearly defined Company strategy and a long-term development plan, including new unit growth targets by market, including both Corporate and Franchised growth. The plan for each target market is then developed, including the selection of experienced broker partners and a prioritized set of trade areas where new Corporate and Franchised restaurants will be placed.

We have developed a set of systems to support each phase of the site selection process. These systems include industry-leading tools to review markets and trade areas that provide information about population, traffic, demographics, income and competitor data. The team also uses leading-edge mobile geolocation data to evaluate actual traffic patterns and forecast sales, further validating selected sites. Following extensive due diligence and lease negotiations, the team uses a proven new restaurant opening plan managed by an experienced project management and construction management team to successfully and timely open new restaurants. For Franchised locations, we collaborate closely with our franchisees throughout the lease negotiation and construction process to ensure a successful new restaurant opening.

Using this approach, we have established a strong pipeline of premier sites with high visibility, traffic and population density and easy access. In 2022, we opened 12 locations and closed one Digital Kitchen (as defined below), which was replaced by a traditional brick-and-mortar ("*Traditional*") location in close proximity. In 2023, we opened five Corporate locations and 12 Franchised locations and closed one Digital Kitchen. We are currently working on market planning for additional target markets, including selecting broker partners and evaluating the potential of each market.

Typical costs to develop a Traditional location, including pre-opening costs, range from approximately $1.40 million to $3.95 million, excluding the land value and including tenant allowances, if any.





Our Shawnee, KS location, which opened in March 2021.

Non-Traditional Locations

One of the COVID-19 Pandemic's biggest impacts was the rise of virtual restaurants created for delivery or carry-out only without any brick-and-mortar presence ("**Digital Kitchens**"). Many of the largest full-service operators have embraced this model, creating wings, burger or barbecue brands that are executed out of existing restaurant kitchens or commissary-style Digital Kitchens. We opened our first Digital Kitchens in May 2020, as part of a multi-year plan to evaluate the viability of the various types of Digital Kitchens currently available. Each location features different customer ordering and delivery methods in a variety of defined trade areas. Digital Kitchen sales are generally lower than those of Traditional locations. However, they require a significantly lower capital investment (typically ranging from $100,000 to $900,000) and offer short-term leases, with renewable terms typically ranging from 12 to 24 months. We currently have six Digital Kitchens, and we intend to open additional Digital Kitchens in the future to complement our Traditional locations. Additionally, we currently have one location designed for dine-in and carry-out orders with no drive-thru lane (an "**Inline**" location, and together with our Digital Kitchens, "**Non-Traditional**" Locations), and we anticipate opening additional Inline locations in the future.

Franchising

We are in the process of growing our franchising program. On March 9, 2023, we entered into our first franchising relationship with Stine Ventures. Pursuant to an asset purchase agreement by and among the Company, its subsidiaries that operated the restaurants involved in the transaction, and Stine Ventures, and certain franchise agreements between Hawaiian Bros Franchising, LLC, a Missouri limited liability company, and Stine Ventures, we sold and refranchised our 11 Dallas-Fort Worth area locations (the "**Refranchised Locations**") to Stine Ventures and granted it the option to purchase one additional location on or before a specified date (collectively, the "**Asset Sale and Refranchising**").

In connection with the Asset Sale and Refranchising, we also entered into certain development agreements with Stine Ventures (collectively, the "***Stine Development Agreements***"), pursuant to which it agreed to develop an aggregate of 75 Traditional Hawaiian Bros locations in Arizona and North Texas over the next nine years (assuming Stine's continued renewal of the Stine Development Agreements following the initial development period) in exchange for certain exclusive rights in these territories during the term of the applicable Stine Development Agreement. Stine Ventures will pay royalty fees with respect to the Refranchised Locations and any locations opened pursuant to the Stine Development Agreements. We have since signed development agreements with six additional franchisees to develop an aggregate of 55 additional Franchised locations over a one to five year period. As of April 10, 2024, we had an aggregate of 24 Franchised locations.

We are actively recruiting additional franchisees, and we anticipate Franchised locations will play a significant role in our growth moving forward in addition to our continued development of Corporate locations. We believe franchising will allow us to enter more markets quickly while conserving cash. The opening of additional Franchised restaurants will depend not only on the availability of prospective franchisees who meet our criteria but also on the availability and timing of real estate development.

Under our standard development agreement, franchisees are required to pay an initial franchise fee of $50,000, as well as an additional nonrefundable franchise fee deposits equal to $25,000 per restaurant to be developed by the franchisee under such franchisee's development agreement. Franchisees must also pay royalties equal to 6% of gross sales, subject to minimal discounts for certain early adopters, and contribute an amount equal to 3% of gross sales to the Company's advertising and development fund. Our development agreement has a term of 15 years, renewable by the franchisee for additional 15-year terms.

Facilities; Expansion to New Markets

We do not own any real property. As of the date of this Form C-AR, we have 54 locations in nine states, consisting of 25 Company-operated Traditional locations, five Company-operated Non-Traditional locations, 22 Franchised Traditional locations and two Franchised Non-Traditional locations. The following table sets forth the number of Corporate and Franchised locations by geographic location as of the date of this Form C-AR:

State	Corporate Traditional Locations	Corporate Non-Traditional Locations	Franchised Traditional Locations	Franchised Non-Traditional Locations	Total Locations
Arizona	0	0	2	2	4
Arkansas	0	0	1	0	1
Illinois	2	2	0	0	4
Iowa	0	0	1	0	1
Kansas	5	1	0	0	6
Missouri	11	0	0	0	11
Nebraska	0	0	1	0	1
Oklahoma	3	0	0	0	3
Texas	4	2	17	0	23
TOTAL	25	5	22	2	54

For the remainder of 2024, we intend to open three to four Franchised Traditional locations and one to two Franchised Non-Traditional locations. Markets targeted for the remainder of 2024 include the Southeast and the Upper Midwest. By the end of 2024, we expect to have between 58 and 60 systemwide locations in nine states.

Initial lease terms for our Traditional locations are generally 15 years, with the majority of the leases providing for an option to renew for at least two five-year terms. Initial lease terms for our Non-Traditional locations are generally one year, with the majority of the leases providing for an option to renew for additional one-year terms. All of our leases require only fixed annual rent, with specified periodic increases. Generally, the leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent.



A look inside our Shawnee, KS location.

Hawaiian Bros has designed a model restaurant capable of handling high sales volumes, with recognizable curb appeal and an appealing brand aesthetic.

People Development

In order to grow, we have adopted procedures that enable managers to hire, train and staff restaurants efficiently. We have implemented an online recruiting and interviewing process that allows us to screen candidates and make better hiring decisions compared to traditional in-store interviews that are time consuming and can be awkward for candidates. The Hawaiian Bros culture is people first. In a word, Ohana. This culture derives from the core beliefs and family values of the Founders. Treating people well is the right thing to do, with a fun, Hawaiian flair. Ohana is the culture we are seeking to create in every store. Ohana is not just a word. We strive to base everything we do on the core value of Ohana. Because the restaurant industry is a high turnover business that relies on many hourly workers, we put a lot of thought into how to engage, retain and reward team members. What that means for employees is competitive pay and benefits, which include paying 100% of health insurance premiums for our salaried managers and their family members, as well as a manager bonus plan that emphasizes the customer experience over traditional sales and profit metrics. Management views this approach as putting family first, which we believe enhances retention.

Staffing

We work to ensure that a strong team of territory and general managers is in place prior to opening a new restaurant, and we have a well-defined process to hire for new restaurants as those restaurants are opened. Our hiring process ensures each restaurant has the right number of people to do the job on day one of each opening and beyond.

By planning and monitoring restaurant-level staffing, we can optimize labor allocation throughout the day based on analytics that predict volume. The staff planning and monitoring results in better customer service at peak times and reduces staffing during slower periods where fewer resources are needed.

Information Technology

Great food and service are best paired with great technology. We embrace technology and have implemented an integrated and scalable set of restaurant systems, corporate systems and guest applications as a foundation for growth.



Our ordering kiosks, which replace the traditional order counter

We use technology to connect with guests, and we have established a strong following on social media and through our customer-facing website and app. Information technology ("*IT*") systems in the restaurants allow us to maintain efficient guest service and monitor performance in real time. Our IT systems include point-of-sale, digital menu boards, drive-thru, kitchen displays, inventory and labor. These systems, combined with restaurant mobile applications, support key functions including operations checklists and food safety. With these tools, managers can monitor sales and ticket times online, and make adjustments based on volume to ensure great service.

At the corporate level, additional systems are used for core accounting, human resources, payroll, CRM and reporting functions. We have also made significant investments in technology-based hiring, training and retention tools. These corporate systems include online recruitment, hiring and talent management platforms, as well as an extensive eLearning program with interactive content that facilitates a quick training process.

Our customer-facing screens (website and mobile app) have been designed to be engaging, interactive and rewarding. Our IT powers online ordering, social media interactions and customer review sites. The Hawaiian Bros mobile application is simple and sleek, reflecting the brand and making it easy for guests to order food, apparel and gift cards online. Guests can also earn points and redeem rewards through the One Ohana loyalty program. We have integrated with leading delivery service providers, like DoorDash®, Grubhub®, Postmates® and Uber Eats®, making it easy for guests to choose dine-in, carry out or delivery.



We have an experienced IT leadership and project management team responsible for developing, managing and expanding technology capabilities as the organization grows. Our systems and data are managed on a scalable infrastructure, and an IT roadmap is driving future Company initiatives.

The Hawaiian Bros website allows customers to place carry-out or delivery orders directly from their phone or computer.

Supply Chain

We have emphasized the development of an effective supply chain since inception, with key objectives to reduce food cost, one of the two largest expense items for restaurants (along with labor cost), while ensuring quality, food safety and continuity of supply.

To accomplish these goals, we made a strategic decision to outsource our supply chain management program to a trusted partner with deep restaurant industry experience, Startchain LLC, to reduce food, beverage and packaging costs and the cost of developing new restaurants. We have established favorable price agreements with Sysco (our primary food distributor) and PepsiCo, Inc., which include discounts typically reserved for much larger customers. We have negotiated supplier price agreements with trusted suppliers to produce proprietary products, including chicken, macaroni salad, teriyaki sauce and barbecue sauce.

To reduce the cost of new restaurant openings, we have:

- Established agreements with architecture and engineering partners that reduce the cost of architectural plans;
- Implemented a general contractor bid process to ensure competitive construction costs;
- Established agreements with suppliers of key construction materials and furniture, fixtures and equipment to reduce both cost and lead times;
- Generated a request for proposal ("*RFP*") to equipment distributors, which resulted in a 20% reduction in the cost of standard kitchen equipment packages.

Our supply chain team is also working with architecture and engineering partners to value engineer buildings and is seeking to enter into additional supplier agreements for key construction materials, trims, furniture and fixtures. These programs aim to reduce capital spend per new restaurant opening which, in addition to food cost savings, can be used to fund future growth. The supply chain program is designed to grow as we grow. A phased approach has been established to negotiate supplier and distributor programs across all product and service categories, which will eventually lead to further agreements with local restaurant suppliers for items such as linens, cleaning and utilities. As we achieve larger scale, a logistics program will be implemented to optimize freight between key suppliers and distributors in each market. Once each category has been brought into the supply chain program, we will then manage periodic RFPs to decrease costs and increase supplier performance.

Marketing

An effective marketing program begins with a clearly articulated strategy to drive business results. That strategy, for us, is to drive awareness and stimulate trial. We have engaged multiple agency partners to help with the development and execution of our strategic marketing plan, which primarily includes use of social media and targeted digital marketing to connect with our guests. As part of their franchise agreements, our franchisees contribute 3% of gross sales to Hawaiian Bros' national advertising fund.

The Brand

The Aloha Spirit is central to the Hawaiian Bros brand, from hiring and onboarding, to benefits, pay and the guest service philosophy. *Aloha* is the word used to say both hello and goodbye in Hawaiian, but it means much more. It is a sign of affection, harmony with the world and regard for all beings. We aspire to reflect the Aloha Spirit in its brand identity and customer interactions.

"Aloha is more than a word of greeting or farewell or a salutation. Aloha means mutual regard and affection and extends warmth in caring with no obligation in return. Aloha is the essence of relationships in which each person is important to every other person. Aloha means to hear what is not said, to see what cannot be seen and to know the unknowable." - Maui elder and linguist, Pilahi Paki



Using a combination of customer insight and interviews with the Founders, we have determined the key elements of our brand:

- Brand Mission, Vision, Values
- Brand Positioning and Voice
- Visual Identity (logo, font, color palette)

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA

Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT

Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR

We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION

We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH

Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE

Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment – appreciate, and be thankful for it.



Product and Pricing

In Hawaii, the humble plate lunch is comfort food you share with your *Ohana*, or family.



With only seven key menu items (six plate lunches and the Pacific Island Salad), two sides and two dessert options, our laser-focused menu aims to keep food costs low and profitability high. The staple components of the Hawaiian plate lunch are dark meat chicken, pork, white rice and macaroni salad. Fewer food components result in lower supply costs compared to other restaurants with a more extensive menu.

Our locations open at 11:00 am and generally close between 11:00 pm and 1:00 am, and are open seven days a week. For Fiscal Year 2023, lunch sales (all sales between 11:00 am and 4:00 pm) represented approximately 45% of our sales, with dinner sales (all sales after 4:00 pm) representing the remaining 55%.

In terms of pricing, we evaluate each new market before entry, benchmark against competitors, and adjust prices periodically. Our "Classic" sized entrees are currently priced between $11 and $13 for non-delivery orders.



A FOCUSED MENU

The Hawaiian Bros menu adheres to a simple principle: do few things, but do them extremely well. They're committed to offering authentic Hawaiian fare – and only authentic Hawaiian fare, prepared with care and precision.

The McNie brothers learned the secrets to creating Hawaiian cuisine straight from the source and proceeded to perfect it over time. The result is an incredible blend of fresh, sweet and savory flavors that you'll be hard pressed to find outside of the islands.

Huli Huli Chicken • Molokai Chicken • Honolulu Chicken • Luau Pig • Seasoned Vegetables • Kilauea Chicken • Pacific Island Salad • Steamed Rice • Macaroni Salad • Fresh Pineapple • Spam Musubi • Dole Soft-Serve

The menu is focused on our unique food offerings and highlights the quality meals and simple desserts offered at Hawaiian Bros



In addition to the plate lunch, we offer a sweet ending to the plate lunch with the taste of fresh pineapple or a frozen cup of Dole Soft-Serve, a Hawaiian dessert not widely available on the mainland.

Loyalty Program

The One Ohana Loyalty Program, initiated in late 2020, has over 400,000 members. Customers can download an app to earn rewards for their purchases, including entry into a monthly drawing for a free trip to Hawaii.



Gift Cards

We sell gift cards at our restaurants, online and in partnership with national retailers like Sam's Club and Costco. Our gift cards do not have expiration dates, and we do not deduct non-usage fees from outstanding gift card balances. Historically, the majority of gift cards are redeemed within one year.



Employees

As of April 15, 2024, we employed a total of 1,004 persons, including 326 full-time employees.

Competition

We believe we compete primarily on the basis of the following:

- Food taste and quality
- Unique product offerings
- Compelling guest experience
- Speed of service

The following is a description of the competitive landscape for our business.

The restaurant industry is highly competitive and well defined, with categories that include QSR, Fast Casual, Casual Dining, Family Dining and Fine Dining based on service model and food quality. We are positioned between the QSR and Fast Casual categories, with some aspects of a QSR, such as speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of Fast Casual, such as fresh, higher-quality food, limited but friendly service and a higher average check.

Within those categories, brands are generally aligned on menu offerings. Existing restaurants in these categories primarily offer burgers, chicken, sandwiches, pizza or Mexican food. Nearly 70% of the sales for limited service (QSR and Fast Casual) chains in Technomic's 2023 Top 500 are represented by just four categories – burgers, chicken, sandwiches and pizza.

We believe we primarily compete with Fast Casual and QSR restaurants such as Chick-Fil-A, Chipotle and Panera. Many of our direct and indirect competitors are well-established national, regional or local chains. We also compete with many restaurant and retail establishments for site locations and restaurant-level employees.

Seasonality

Our business is subject to slight seasonal fluctuations that impact sales from period to period. Year-over-year and period-to-period results may also be impacted by the number and timing of new restaurant openings. Additionally, given our use of a fiscal calendar, there may be some fluctuations between periods due to holiday shifts in the calendar year.

Intellectual Property

Our ability to protect our intellectual property rights, including our website, logo and other branding elements and trade dress, will be an important factor in the continued growth and success of our business. We will continue to seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection, and other intellectual property protections under applicable law. We have registered domain names,

trademarks and service marks in the United States, and we have sought to protect and avoid disclosure of our intellectual property through appropriate agreements.

Government Regulation and Supervision

This section summarizes some relevant provisions of the principal statutes, regulations, and other laws that may apply to us. The descriptions, however, are not complete and are qualified in their entirety by the full text and judicial or administrative interpretations of those laws and other laws that may affect us.

We are subject to various federal regulations affecting the operation of our business. In addition, state, federal and foreign governments may adopt new laws and regulations applicable to our business. We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act, the FTC Franchise Rule and various other federal and state laws governing matters such as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions, citizenship requirements and our franchising operations. We typically pay our team members above minimum wage. Past increases in the minimum wage have increased our labor costs, as would future increases. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We are subject to extensive and varied state and local government regulation affecting the operation of our business, including regulations relating to public and occupational health and safety, sanitation and fire prevention. Each restaurant is subject to licensing and regulation by a number of governmental authorities, including with respect to zoning, health, safety, sanitation, nutritional information disclosure, environmental, and building and fire safety, in the jurisdiction in which the restaurant is located.

Legal Proceedings

There were five separate charges of discrimination filed against Hawaiian Bros with the U.S. Equal Employment Opportunity Commission in 2023 and 2024 that are still pending. These charges all allege discriminatory employment actions, harassment, and/or retaliation against former employees at different restaurant locations. Hawaiian Bros adamantly denies the allegations made in these charges, and it will vigorously defend any lawsuits based on the same if any are filed. We are unable to state at this time with any meaningful certainty the likelihood of any unfavorable outcome or give an estimate of any amount or range of potential loss.

We have initiated arbitration through the American Arbitration Association against Doxazo Theo, LLC and its sole owner, Paul Worcester, requesting a declaration that the Company's Voting Stockholders' determination that Paul Worcester had acted in a manner constituting Cause under the Company's Stockholders' Agreement and resulting in his removal from the Company's Board of Directors on April 10, 2023 as well as certain other remedies of the Company and certain other stockholders, were each appropriate. The Company denies taking any action in violation of Paul Worcester's rights, in any respect, and denies he suffered any financial damages as a result of his removal from the Board and intends to pursue its arbitration claim to resolve any outstanding dispute related to this matter.

We were previously subject to various mechanic's and materialman's liens, and lawsuits based upon the same, relating to delayed payments owned in connection with the development of four locations in Missouri and Illinois. All delayed payments have been subsequently paid and all liens have been released, but there remain certain claims relating to accrued interest and fees concerning such claims arising from those projects in an estimated aggregate amount of less than $200,000.00. We do not anticipate additional liens will be filed in connection with any other locations currently under development at this time.

Other than as described above, there are not presently any material legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read together with our consolidated financial statements and the related notes appearing elsewhere in this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under "RISK FACTORS" and elsewhere in this Form C-AR. This Management's Discussion and Analysis and the consolidated financial statements and comparative information have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Overview

Description of the Business

Hawaiian Bros Inc. (the "***Company***" or "***Hawaiian Bros***") is a growing restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.

Hawaiian Bros is positioned between the quick service ("***QSR***") and fast casual ("***Fast Casual***") industry categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. With only seven key menu items (six plate lunches and the Pacific Island Salad), two sides and two dessert options, our laser-focused menu keeps food costs low and restaurant-level margins high.

We opened our first restaurant in 2018, and have earned positive consumer reviews and grown rapidly due to (among other things) a unique Hawaiian-inspired offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal. As of December 31, 2023, we had 48 systemwide restaurants across eight states, including 28 Company-owned ("***Corporate***") locations and 20 franchise-operated ("***Franchised***") locations.

According to the Technomic Top 500 Chain Restaurant Report (April 2023), sales among the top 500 restaurant companies in the U.S. totaled $393 billion in 2022, an increase of 8.2% compared with 2021.[7] In 2023, our systemwide sales grew by 20% as compared to 2022 to $119.5 million and declined by 7.7% on a same-store basis to $74.0 million.

Fiscal Periods

We utilize a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years, and ends on the last Sunday of each calendar year. Our most recent fiscal year ended on December 31, 2023 and included 53 weeks; comparable store sale percentages below are calculated excluding the 53rd week. References to 2023 and 2022 are references to the fiscal years ended December 31, 2023 and December 25, 2022, respectively. Our first fiscal quarter is comprised of 16 weeks, and our second, third and fourth fiscal quarters are comprised of 12 weeks each, with the extra week included in the 13th period in 53-week years.

Financial and Operational Highlights

The following summarizes the financial and operational highlights for 2023 compared to 2022:

- *Financial Performance.*

    o   Revenues for our Corporate Traditional (as defined below) same-store base decreased

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[7] Technomic, "Top 500 Chain Restaurant Report," April 2023.

14.6% to $37.6 million in 2023 as compared to $44.0 million in 2022.[8]

- o Systemwide sales increased 20.0% to $119.5 million in 2023 as compared to $99.6 million in 2022.

- o We earned $2.6 million in franchising revenues in 2023, as compared to $0 in 2022.

- o Average annualized sales for our traditional brick-and-mortar ("**Traditional**") same-store base for 2023 were $3.1 million.

- o We served over 8.6 million guests in 2023, as compared to 7.5 million guests in 2022, achieving average overall guest satisfaction of 4.7 stars according to a composite of over 300,000 online reviews.

- *Restaurant Development.*

  - o During 2023, we opened 10 new Traditional locations and two new locations in other restaurant formats ("**Non-Traditional**" locations) and closed one Non-Traditional location systemwide, compared to 11 new Traditional restaurant locations and one Non-Traditional location opened and one Non-Traditional location closed systemwide during 2022.

  - o In 2023, we sold and refranchised 11 of our Traditional locations in Texas to a franchisee for a purchase price of $26,267,210 (the "**Texas Asset Sale and Refranchising**") and sold and refranchised three additional Traditional locations to other franchisees in separate asset sales and refranchisings (collectively, the "**Subsequent Asset Sales and Refranchisings**") for aggregate consideration of approximately $9.3 million.

  - o In 2023, we executed seven development agreements to build over 120 Franchised locations, as compared to none in 2022.

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[8] We define the same-store base for each fiscal period as those restaurants open for at least the full fiscal period and the equivalent fiscal period from the prior year. For example, our same-store base for 2023 consists of those stores open for all of 2023 and all of 2022. Our Corporate Traditional same-store base consists of those Traditional restaurants in our same-store base that were Corporate locations for at least the full fiscal period and the equivalent fiscal period from the prior year.

Restaurant Activity

The following table details restaurant unit data for the periods indicated.

	Fiscal Years Ended			
	December 31, 2023		December 25, 2022	
	Corporate	Franchised	Corporate	Franchised
Traditional Restaurant Locations:				
Beginning of period	32	–	21	–
Opened during the period	5	5	11	–
Closed during the period	–	–	–	–
Refranchised during the period	(13)	13		
End of period	24	18	32	–
Non-Traditional Locations:				
Beginning of period	5	–	5	–
Opened during the period	–	2	1	–
Closed during the period	(1)	–	(1)	–
Refranchised during the period	–	–	–	–
End of period	4	2	5	–
Total number of restaurants	28	20	37	–

Statement of Operations Data

The following table summarizes key components of our results of operations for the fiscal years indicated:

		Fiscal Years Ended			
	December 31, 2023	% of Revenues	December 25, 2022	% of Revenues	
Revenues	$ 89,483,077	100.0%	$ 99,562,204	100.0%	
Restaurant operating costs:					
Food, beverage and packaging	23,028,008	25.7%	32,743,731	32.9%	
Labor	24,339,849	27.2%	32,104,361	32.2%	
Occupancy and other operating costs	23,198,037	25.9%	25,668,009	25.8%	
General and administrative expenses	18,505,390	20.7%	24,313,450	24.4%	
Depreciation and amortization expense	5,739,110	6.4%	5,653,298	5.7%	
Pre-opening expenses and start-up costs	3,186,821	3.6%	5,483,585	5.5%	
Impairment and other charges	5,607	0.0%	124,781	0.1%	
Total operating expenses	98,002,822	109.5%	126,091,215	126.6%	
Loss from operations	(8,519,745)	-9.5%	(26,529,011)	-26.6%	
Interest expense, net	(6,451,142)	-7.2%	(5,780,686)	-5.8%	
PPP loan forgiveness income	-	0.0%	-	0.0%	
Other expense, net	10,055,935	11.2%	(291,783)	-0.3%	
Total other expense	3,604,793	4.0%	(6,072,469)	-6.1%	
Loss before income tax provision	(4,914,952)	-5.5%	(32,601,480)	-32.7%	
Income tax	174,717	0.2%	68,301	0.1%	
Net loss	$ (5,089,669)	-5.7%	$ (32,669,781)	-32.8%	

Results of Operations

For 2023, as compared to 2022

Revenues – Restaurant revenue, which was comprised almost entirely of food and beverage sales, decreased by $12.6 million, or 12.7%, for 2023 as compared to 2022, to $87.0 million, primarily as a result of the Texas Asset Sale and Refranchising, partially offset by four Corporate new restaurant openings ("*NROs*") in 2023. Restaurant revenue for our Corporate Traditional same-store base decreased by $5.7 million, or 13.0%, for 2023 as compared to 2022, to $38.3 million, primarily due to revenue transfer resulting from NROs near existing locations and declines in traffic, partially offset by an increase to average check driven by pricing increases. Franchising revenue was $2.6 million for 2023, as compared to $0 for 2022.

Restaurant Operating Costs – Restaurant operating costs are directly related to operating the restaurants and include costs such as food, beverage and packaging costs, labor costs and other operating and occupancy costs. Restaurant operating costs decreased by $19.9 million to a total of $70.6 million in 2023 as compared to $90.5 million in 2022 and represented 80.1% of revenues in 2023 as compared to 90.9% in 2022. Restaurant operating costs for our Corporate Traditional same-store base decreased by $9.5 million to a total of $29.9 million in 2023 as compared to $38.4 million in 2022 and represented 78.1% of revenues for our Corporate same-store base in 2023 as compared to 87.3% in 2022.

Food, beverage and packaging costs decreased $9.7 million to a total of $23.0 million in 2023 as compared to $32.7 million in 2022, and represented 26.5% of revenues in 2023 as compared to 32.9% in 2022. This decrease as a percentage of revenues was primarily a result of increased pricing, a reduction in commodity prices from all-time highs in 2022, and the introduction of new lower-cost paper products. Food, beverage and packaging costs for our Corporate Traditional same-store base decreased $4.4 million to a total of $10.1 million in 2023 as compared to $14.5 million in 2022, and represented 26.4% of revenues in 2023 as compared to 33.0% in 2022.

Labor costs decreased $7.8 million to a total of $24.3 million in 2023, as compared to $32.1 million in 2022, and represented 28.0% of revenues in 2023, as compared to 32.2% in 2022. This decrease as a percentage of revenues was primarily a result of the implementation of a new labor model which reduced costs without apparent impact on the guest experience. Labor costs for our Corporate Traditional same-store base decreased $3.4 million to a total of $10.6 million in 2023 as compared to $14.0 million in 2022, and represented 27.7% of revenues in 2023 as compared to 31.7% in 2022.

Occupancy and other operating costs decreased $2.5 million to a total of $23.2 million in 2023, as compared to $25.7 million in 2022, and represented 26.6% of revenues in 2023 as compared to 25.8% in 2022. Occupancy costs for our Corporate Traditional same-store base decreased $0.7 million to a total of $9.2 million in 2023 as compared to $9.9 million in 2022, and represented 24.1% of revenues in 2023 as compared to 22.6% in 2022. This increase as a percentage of revenues was primarily a result of a loss on leverage from lower year-over-year revenues.

General and Administrative Expenses – General and administrative expenses decreased by $7.1 million to a total of $17.2 million in 2023 as compared to $24.3 million in 2022. This decrease was primarily driven by lower corporate marketing, professional services, and corporate payroll expenses as a result of the Texas Asset Sale and Refranchising.

Depreciation and Amortization – Depreciation and amortization costs increased $0.1 million to a total of $5.6 million in 2023 as compared to $5.7 million in 2022. This increase was primarily driven by depreciation from additional Corporate NROs, partially offset by the Texas Asset Sale and Refranchising.

Pre-opening and Start-up Expenses – We incur costs leading up to the opening of each new restaurant, including food used for training, labor, travel, marketing, and other costs. Pre-opening and start-up expenses decreased $2.3 million to a total of $3.2 million in 2023 as compared to $5.5 million in 2022. The decrease was primarily due to the opening of five Corporate Traditional locations in 2023 as compared to 11 Corporate Traditional locations and one Corporate Non-Traditional location opened in 2022.

Income Tax – We recorded $141,000 in income tax expense for 2023 related to state income taxes, an increase of $73,000 as compared to $68,000 in 2022. We recorded $33,500 in income tax expense for 2023 related to federal

income taxes compared to $0 in 2022.

Net Loss – Net loss improved by $27.6 million to a loss of $5.1 million in 2023, as compared to a loss of $32.7 million in 2022. This improvement was primarily driven by the gain recorded from the Texas Asset Sale and Refranchising, higher restaurant operating profit due to pricing and favorable cost of goods sold and labor margins, lower general and administrative expense as a result of the Texas Asset Sale and Refranchising and lower pre-opening expense resulting from fewer Corporate NROs in 2023 compared to 2022.

Balance Sheet Data

The following table summarizes key components of our condensed balance sheets as of:

	December 31, 2023	December 25, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,589,807	$ 3,710,831
Accounts receivable	1,348,581	1,266,009
Note Receivable	2,318,300	-
Inventories	216,782	391,346
Other current assets	556,027	2,083,251
Assets held for sale	-	13,213,062
Total Current Assets	7,029,497	20,664,499
Noncurrent Assets:		
Property and equipment, net	46,099,400	46,889,546
Operating lease right-of-use assets, net	54,001,960	50,626,347
Other assets	1,317,774	1,624,408
Total Noncurrent Assets	101,419,134	99,140,301
Total Assets	$ 108,448,631	$ 119,804,800
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	4,120,097	$ 13,623,704
Accrued payroll and related liabilities	843,075	3,461,545
Accrued expenses and other liabilities	4,684,812	5,928,208
Current portion of contract liabilities	71,999	-
Current portion of operating lease liabilities	2,316,627	3,225,663
Current portion of finance lease liabilities	9,171	966,246
Current portion of long-term debt	3,339,043	5,718,443
Total Current Liabilities	15,384,824	31,957,563
Noncurrent Liabilities:		
Contract liabilities, less current portion	1,983,319	-
Operating lease liabilities, less current portion	58,233,752	53,168,660
Finance lease liabilities, less current portion	-	-
Long-term debt, less current portion	40,598,458	46,363,354
Total Noncurrent Liabilities	100,815,529	99,532,014
Total Liabilities	116,200,353	131,489,577
Total Stockholders' Deficit:	(7,751,722)	(11,684,777)
Total Liabilities and Stockholders' Deficit	$ 108,448,631	$ 119,804,800

Changes in Financial Condition

Our financial condition as of December 31, 2023 changed materially compared to December 25, 2022. We began 2023 with 37 Corporate restaurants and ended 2023 with 28 Corporate restaurants and 20 Franchised restaurants, with an additional two Corporate restaurants and seven Franchised restaurants under construction as of December 31, 2023. We borrowed a total of $3 million during 2023, raised $6.6 million in equity offerings to fund growth, received $26.3 million in the Texas Asset Sale and Refranchising and invested $18.8 million in restaurant construction and related assets. At December 31, 2023, we had $2.6 million remaining in cash, a decrease of $1.1 million compared to $3.7 million in cash as of December 25, 2022. Accounts payable and accrued liabilities decreased as a result of increased vendor payments subsequent to the Texas Asset Sale and Refranchising as well as a decrease in the number of buildouts in progress for Corporate locations, while accounts receivable increased due to a franchisee's issuance of the Asset Sale Promissory Note (as defined below).

We are a new and rapidly growing business that requires upfront cash expenditures to grow, including new restaurant construction, training, and marketing, with the expectation that each restaurant will generate revenue the day it is opened for business and become profitable within the first few months of operations. The ongoing capital requirements of our business model are material, and we will require additional capital infusions to continue with management's forecasted growth.

Our primary capital requirements are for new restaurant construction, working capital, extinguishment of debt and general corporate needs. As of December 31, 2023, we had cash and cash equivalents of $2.6 million. We expect to utilize cash from debt and equity offerings, as well as cash flow from operations, to continue investments in new restaurant construction, remodeling, and technology.

We had commitments for capital expenditures related to new restaurants at various stages of the construction process totaling $1.3 million as of December 31, 2023, which we expect to fund from our current cash, working capital, cash flow from operations, and additional debt or equity offerings.

Related Party Loans

On April 14, 2020, we entered into a loan agreement with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, LLC ("***Worcester Investments***"), pursuant to which we borrowed a principal amount of $575,000, $333,650 of which is currently outstanding (the "***Worcester Financial Loan***"). The Worcester Financial Loan matures on April 10, 2025, and carries an interest rate of 12.0%. We have also issued $19,600,000 in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "***September 2020 Notes***") in a private placement (the "***September 2020 Note Offering***"), with current maturity dates of each note ranging between October 9, 2024 and June 17, 2027 with interest rates ranging from 10.0% to 18.0%. Each note issued under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on the maturity date. As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, with a total principal amount of $2,250,000 included in the total amount borrowed under the September 2020 Note Offering at a current interest rate of 15% that matures on June 17, 2027. Additionally, we sold $2,335,600 in aggregate principal amount of non-convertible unsecured promissory notes (including $1,750,000 to Worcester Fund LLC) in another private placement (the "***August 2021 Note Offering***"). These notes are due June 17, 2027 and have an interest rate of 14.0%. We sold an additional $15,000,000 in aggregate principal amount of non-convertible unsecured promissory notes (including $430,000 to Worcester Fund LLC and $500,000 to Worcester Investments) in another private placement (the "***June 2022 Note Offering***"). The notes are due on June 17, 2024 or June 17, 2027, unless prepaid earlier, and have interest rates ranging from 9.0% to 15.0%, with an additional 1.0% interest during any extensions for the notes maturing on June 17, 2024. In the May 2023 Refinancing (as defined below), we reduced the weighted average interest of $4,000,000 of such notes from 17.56% to 12.81%.

The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to related parties is currently estimated to be approximately $1.28 million. The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to unrelated parties is currently estimated to be approximately $3.9 million, for an overall total of interest payable on our outstanding debt instruments of approximately $5.17 million.

Notes Issued Under September 2020 Note Offering

In the September 2020 Note Offering, we sold $23,275,000 in aggregate principal amount of interest-only balloon notes, of which $18,263,233 is currently outstanding. The notes are unsecured; however, they are guaranteed by certain of the Company's owners. These notes were initially due between September 29, 2022, and July 9, 2023, extendable at our option for a two-year period on an individual note basis, with interest rates between 11.0% and 18.0% for the first 24 months of each applicable note and an additional 1.0% interest during any extensions. We subsequently repaid $2,000,000 of these loans and extended the rest at interest rates between 12.0% and 18.0%. In the May 2023 Refinancing, we exchanged for equity an aggregate of $1,175,000 of notes issued in the September 2020 Note Offering and reduced the weighted average interest of an additional $13,925,000 of such notes from 17.1% to 14.3%, provided that we have agreed to pay a minimum of one year's worth of interest following the May 2023 Refinancing on such notes.

We may either extend or refinance additional loans issued under the September 2020 Note Offering, or a combination of approaches, over the next several years. However, these loans carry a relatively high rate of interest and if we are unable to pay these loans as they mature or refinance this debt then it could limit our existing operations and future growth opportunities. In addition, this existing debt may limit our ability to borrow other funds to finance operations and growth in the event of downturns or adverse developments to our business and the economy.

Notes Issued Under August 2021 Note Offering

From September 2021 to December 2021, we sold $2,335,600 in aggregate principal amount of non-convertible unsecured promissory notes in the August 2021 Note Offering, including $1,750,000 to a related party. The interest on the notes issued under the August 2021 Note Offering accrues at rates ranging from 13% to 17% per annum starting on the date of issuance, and is payable in monthly installments beginning the month following issuance. Such notes will mature 24 months after issuance, unless prepaid earlier. The notes can be extended for two years at our option with an additional 1.0% interest during any extension.

We may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by us in writing, each payment will be applied first to accrued unpaid interest and then to principal. In the May 2023 Refinancing, we exchanged for equity an aggregate of $55,000 of notes issued in the August 2021 Note Offering and reduced the weighted average interest rate of an additional $2,180,600 of such notes from 16.7% to 13.8%, provided that we have agreed to pay a minimum of one year's worth of interest following the May 2023 Refinancing on such notes.

October 2021 Convertible Note

On October 26, 2021, we issued a $5,000,000 convertible promissory note due on October 25, 2025 (the "**October 2021 Convertible Note**"). The October 2021 Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the October 2021 Convertible Note accrues at a rate of 8.0% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The October 2021 Convertible Note will mature 48 months from the date of issuance, unless prepaid or converted to equity before the maturity date. At the election of the holder of the October 2021 Convertible Note (the "**Holder**"), all or part of the outstanding principal amount of the October 2021 Convertible Note may be converted into shares of our common stock, par value $0.001 per share ("**Common Stock**"), at any time (i) prior to the maturity date of the October 2021 Convertible Note, or (ii) on or after the maturity date if any portion of the principal balance remains outstanding. The October 2021 Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with offerings pursuant to Regulation Crowdfunding. As of April 29, 2024, the conversion price of the October 2021 Convertible Note was approximately $7.49 per share.

We may prepay the principal of the October 2021 Convertible Note, together with any unpaid accrued interest, at any time upon thirty days' notice, during which period the Holder may elect to convert the amount of the October 2021 Convertible Note to be prepaid into shares of Common Stock. In the event the Holder does not elect to convert the amount being prepaid, we shall issue warrants to the Holder in an amount equal to the amount of such prepayment entitling the Holder to purchase shares of Common Stock at the conversion price on or before the maturity date of the October 2021 Convertible Note. Each payment will be applied first to accrued unpaid interest and then to

principal.

January 2022 Preferred Stock Offering

On January 31, 2022, we sold 2,500,001 shares of our Series A preferred stock, par value $0.001 per share ("**Series A Preferred Stock**"), to an accredited investor for aggregate gross proceeds of $25,000,010 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D. Each share of Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment pursuant to certain antidilution rights, and is entitled to dividends in the amount of 8.0% of the original issue price.

March 2022 Regulation Crowdfunding Offering

In March and April 2022, we sold 129,739.29 shares of our Common Stock for aggregate gross proceeds of $1,760,562.16 before the deduction of offering expenses, in an offering conducted pursuant to Regulation Crowdfunding that closed on April 24, 2022. In addition, we issued a further 973.04 commission shares to OpenDeal Portal LLC in connection with its service as crowdfunding intermediary for the offering.

Notes Issued Under June 2022 Note Offering

From June 2022 to September 2022, we sold $15,000,000 in aggregate principal amount of non-convertible unsecured promissory notes in the June 2022 Note Offering, including $930,000 to related parties. The interest on the notes issued under the June 2022 Note Offering accrues at rates ranging from 10% to 15% per annum starting on the date of issuance and is payable in monthly installments beginning the month following issuance. Such notes will mature on June 17, 2024, unless prepaid earlier. The notes can be extended for two years at our option with an additional 1.0% interest during any extension.

We may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty, *provided* that a minimum of six months' worth of interest must be paid for any repayment prior to six months after the origination of any such note. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by us in writing, each payment will be applied first to accrued unpaid interest and then to principal. In the May 2023 Refinancing, we exchanged for equity an aggregate of $1,470,000 of notes issued in the June 2022 Note Offering and reduced the weighted average interest of an additional $11,425,000 of such notes from 13.7% to 11.8%, provided that we have agreed to pay a minimum of one year's worth of interest following the May 2023 Refinancing on such notes.

June 2022 Sale of Common Stock

On June 27, 2022, we sold 7,370 shares of our Common Stock to an accredited investor for aggregate gross proceeds of $100,010.90 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D.

November 2022 Equity Offering

In November 2022, we sold 1,407,654 shares of our Common Stock for aggregate gross proceeds of $5,075,000 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

January 2023 Equity Offering

In January 2023, we sold 71,598 shares of our Common Stock for aggregate gross proceeds of $300,000 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

February 2023 Vendor Issuances

On February 3, 2023, we issued 57,917 shares of our Common Stock to certain of our vendors for aggregate consideration equal to $208,500 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

March 2023 Common Stock Offering

In March 2023, we sold 1,286,797 shares of our Common Stock for aggregate gross proceeds of $2,732,795 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

Texas Asset Sale and Refranchising

On March 9, 2023, pursuant to an asset purchase agreement by and among the Company, certain of our subsidiaries and Stine Ventures, LLC ("*Stine Ventures*"), an Arizona limited liability company and a wholly-owned subsidiary of Stine Enterprises, Inc., an Arizona corporation ("*Stine Enterprises*"), and certain franchise agreements by and between Hawaiian Bros Franchising, LLC, a Missouri limited liability company, and Stine Ventures, we sold and refranchised 11 of our Traditional locations to Stine Ventures for a purchase price of $26,267,210.

March 2023 Preferred Stock Offering

In connection with the Texas Asset Sale and Refranchising, in March 2023, we issued an aggregate of 767,056 shares of our Series B preferred stock, par value $0.001 per share ("*Series B Preferred Stock*"), to Stine Enterprises in a private placement pursuant to Rule 506(b) of Regulation D in exchange for Stine Enterprises' surrender of a $2,400,000 secured promissory note we issued to them on January 13, 2023. Each share of Series B Preferred Stock is convertible into one share of Common Stock, subject to adjustment pursuant to certain antidilution rights, and is entitled to dividends in the amount of 5.0% of the original issue price.

May 2023 Refinancing

Beginning in May 2023, we negotiated the reduction of interest rates on certain of our outstanding promissory notes in connection with the partial repayment or exchange for equity of such notes and the full repayment or exchange for equity of other outstanding promissory notes (such transactions collectively, the "*May 2023 Refinancing*"). In the May 2023 Refinancing, we reduced the weighted average interest rate of $28,685,600 in principal amount of promissory notes from 15.8% to 13.3%. Additionally, we issued 661,607 shares of Common Stock in exchange for (i) the cancellation or reduction of $2,900,000 in principal amount of promissory notes and (ii) the payment of an aggregate of $150,000 by two noteholders. As a result of the May 2023 Refinancing, we anticipate annual interest savings of approximately $1.0 million.

June 2023 Regulation Crowdfunding Offering

From June to August 2023, we sold 193,007 shares of our Common Stock, for aggregate gross proceeds of $1,410,970 before the deduction of offering expenses, in an offering conducted pursuant to Regulation Crowdfunding that closed on August 18, 2023. In addition, we issued a further 5,349 commission shares to StartEngine Capital LLC in connection with its service as crowdfunding intermediary for the offering.

Subsequent Asset Sales and Refranchisings

Between June 2023 and November 2023, we sold and refranchised three Traditional locations to three separate franchisees in the Subsequent Asset Sales and Refranchisings for aggregate consideration of approximately $9.3 million. In connection with one such sale, we were issued a promissory note in the principal amount of $3,131,512, $2,045,960 of which is currently outstanding (the "*Asset Sale Promissory Note*"). The Asset Sale Promissory note bears interest at a rate of 4.69% per annum, is secured by certain assets of the issuer thereof and has a maturity date of July 24, 2024.

April 2024 Preferred Stock Offering

In April 2024, we sold 2,390,625 shares of our Series A-2 preferred stock, par value $0.001 per share ("*Series A-2 Preferred Stock*"), to accredited investors for aggregate gross consideration of $6,120,000 before the deduction of offering expenses, consisting of $4,620,000 in cash and the cancellation of $1,500,000 of indebtedness, in a private placement pursuant to Rule 506(b) of Regulation D. Each share of Series A-2 Preferred Stock is convertible into one share of Common Stock, subject to adjustment pursuant to certain antidilution rights, and is entitled to dividends in the amount of 8.0% of the original issue price.

Cash Flows

The table below summarizes our cash flows from operating, investing, and financing activities for 2023 and 2022:

	2023	2022
Net Cash Used in Operating Activities	$ (13,429,056)	$ (18,136,670)
Net Cash Provided by (Used in) Investing Activities	14,100,379	(32,035,862)
Net Cash Provided by (Used In) Financing Activities	(1,792,347)	48,251,676
Net Increase (Decrease) in Cash and Cash Equivalents	$ (1,121,024)	$ (1,920,856)

Operating Cash Flows

Net cash used in operating activities decreased $4.7 million to $13.4 million in 2023 as compared to $18.1 million in 2022. The decrease was primarily driven by a gain on sales of Corporate locations to franchisees and was partially offset by a decrease in accounts payable and other accrued liabilities.

Investing Cash Flows

Net cash provided by (used in) investing activities increased $46.1 million to $14.1 million in 2023 as compared to $(32.0) million in 2022. This decrease was primarily driven by sales of Corporate locations to franchises and the buildout of fewer new Corporate locations.

Financing Cash Flows

Net cash provided by (used in) financing activities decreased $50 million to $(1.8) million in 2023 as compared to $48.3 million in 2022. The decrease was primarily driven by payments on debt and a reduced amount of equity funds raised compared to 2022. Dividend payments on preferred stock were $2.1 million for 2023.

Recent Trends

Our new restaurants typically open with above-average volumes, which then decline after the initial sales surge that comes with interest in a new restaurant opening, which we refer to as our "honeymoon period" for new restaurants. While the length of time before average sales for new restaurants stabilize is somewhat unpredictable due to our limited number of restaurant openings, varied site characteristics, restaurant types (*i.e.*, Traditional locations versus Non-Traditional locations), and consumers' limited awareness of our brand, we generally expect new restaurant sales to normalize by the fourth period after opening.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Increases in the price of the ingredients most critical to our menu, particularly chicken, rice, and pork, can materially affect our operating results. We saw inflationary pressure across most of our primary ingredients and supplies in 2022, with some price stability and cost reductions in 2023. Chicken accounted for approximately 37% of our food costs in 2023 and approximately 38% of our food costs in 2022. A hypothetical 10% increase in the cost of chicken for 2023 would have increased our cost of sales by approximately $0.8 million. In August 2023, we negotiated a supplier direct rice agreement, which has reduced our rice costs. We have also been able to significantly lower our cost of sales by modifying our packaging.

Labor costs are a significant portion of our restaurant operating costs. Hourly wage rates have generally increased annually in the restaurant industry over the last few years due to strong job creation and low macroeconomic unemployment. The economic shutdown during the COVID-19 pandemic resulted in significant job losses in the restaurant industry due to restaurant reduced capacity and closures. Hourly wage rates at our Corporate restaurants increased 3.5% in 2023 as compared to 2022.

In the Texas Asset Sale and Refranchising, we sold and refranchised 11 of our Traditional locations to Stine Ventures. Accordingly, Company-owned locations represented just 72% of systemwide total operating weeks for 2023, as compared to 100% of systemwide total operating weeks in 2022. As a result of the Texas Asset Sale and Refranchising, both our revenues and our costs related to the refranchised locations were lower in 2023 than in 2022, which impacts comparability of our results of operations across periods.

As of the date hereof, we have entered into a total of eight development agreements to build over 150 Franchised locations. We anticipate that Franchised locations will play a significant role in our growth moving forward in addition to our continued development of Company-owned locations.

CAPITALIZATION, DEBT AND OWNERSHIP

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	35,368,328.88
Par Value Per Share	$0.001
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the shares of Common Stock issued pursuant to Regulation Crowdfunding	The Company may issue additional shares of Common Stock, which may dilute the Crowdfunding Shares.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	86.2%

Type	Series A Preferred Stock
Amount Outstanding	2,500,001
Par Value Per Share	$0.001
Voting Rights	One vote per share (subject to certain customary adjustments)
Anti-Dilution Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A Preferred Stock."*
Other Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A Preferred Stock."*
How this security may limit, dilute or qualify the shares of Common Stock issued pursuant to Regulation Crowdfunding	These shares are convertible into shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	6.1%

Type	Series A-2 Preferred Stock
Amount Outstanding	2,390,625
Par Value Per Share	$0.001
Voting Rights	One vote per share (subject to certain customary adjustments)
Anti-Dilution Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A-2 Preferred Stock."*
Other Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A-2 Preferred Stock."*
How this security may limit, dilute or qualify the shares of Common Stock issued pursuant to Regulation Crowdfunding	These shares are convertible into shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	5.8%

Type	Series B Preferred Stock
Amount Outstanding	767,056
Par Value Per Share	$0.001
Voting Rights	One vote per share (subject to certain customary adjustments)
Anti-Dilution Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series B Preferred Stock."*
Other Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series B Preferred Stock."*
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	These shares are convertible into shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	1.9%

Type	Undesignated Preferred Stock
Amount Outstanding	0
Par Value Per Share	$0.001
Voting Rights	N/A
Anti-Dilution Rights	N/A
Other Rights	N/A
How this security may limit, dilute or qualify the shares of Common Stock issued pursuant to Regulation Crowdfunding	The Company may issue shares of Preferred Stock, which may dilute the Crowdfunding Shares, and may have voting and conversion rights which could adversely affect the holders of the Crowdfunding Shares.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	0%

Previous Offerings of Securities

We have made the following issuance of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock, par value $0.001 per share	1,003,447	General corporate purposes, including to facilitate new restaurant openings	Between September 2, 2021 and October 26, 2021	Rule 506(b) of Regulation D
Convertible, Unsecured Promissory Note (see table entitled "*Outstanding Debt*" below)	$5,000,000 note convertible into up to 667,635 shares of Common Stock, par value $0.001 per share at current conversion price of approximately $7.49 per share)	General corporate purposes, including to facilitate new restaurant openings	Note issued October 26, 2021. No shares have been issued upon conversion of the Convertible Note as of the date of this Form C-AR.	Rule 506(b) of Regulation D
Common Stock, par value $0.001 per share	308,957.79	General corporate purposes, including to facilitate new restaurant openings	December 6, 2021	Section 4(a)(6) of the Securities Act
Common Stock, par value $0.001 per share	5,406.76	N/A; compensation shares issued to crowdfunding intermediary.	December 6, 2021	Section 4(a)(2) of the Securities Act
Series A Preferred Stock, par value $0.001 per share	2,500,001 (each convertible into one share of Common Stock)	General corporate purposes, including to facilitate new restaurant openings	January 31, 2022	Rule 506(b) of Regulation D
Common Stock, par value $0.001 per share	11,837	N/A; issued to former employees for no consideration in appreciation of past service.	February 8, 2022	No sale occurred.
Restricted Shares of Common Stock	100,035	N/A; issued to employees under a written compensatory benefit plan.	February 18, 2022	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	129,739.29	General corporate purposes, including to facilitate new restaurant openings	April 24, 2022	Section 4(a)(6) of the Securities Act
Common Stock, par value $0.001 per share	973.04	N/A; compensation shares issued to crowdfunding intermediary.	April 24, 2022	Section 4(a)(2) of the Securities Act
Common Stock, par value $0.001 per share	7,370	General corporate purposes, including to facilitate new restaurant openings	June 27, 2022	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	7,500	N/A; issued to contractor under a written compensatory benefit plan.	June 27, 2022	Rule 701 of Securities Act

Common Stock, par value $0.001 per share	1,407,654	General corporate purposes, including to facilitate new restaurant openings	November 30, 2022	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	932,216	N/A; issued to executives under a written compensatory benefit plan.	Between January 11, 2023 and February 8, 2023	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	129,515	General corporate purposes, including to facilitate new restaurant openings	Between January 31, 2023 and February 3, 2023	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	43,125	N/A; issued to employees under a written compensatory benefit plan.	Between March 3, 2023 and March 31, 2023	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	1,286,797	General corporate purposes.	Between March 6, 2023 and March 21, 2023	Rule 506(b) of Regulation D
Series B Preferred Stock, par value $0.001 per share	767,056	N/A; issued in exchange for cancellation of indebtedness.	Between March 10, 2023 and March 30, 2023	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	682,208	N/A; issued to employees under a written compensatory benefit plan.	May 5, 2023	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	661,607	Issued in connection with extinguishment of indebtedness.	Between May 31, 2023 and October 26, 2023	Rule 506(b) of Regulation D
Common Stock, par value $0.001 per share	193,007	General corporate purposes, including to facilitate new restaurant openings	August 18, 2023	Section 4(a)(6) of the Securities Act
Common Stock, par value $0.001 per share	5,349	N/A; compensation shares issued to crowdfunding intermediary.	August 18, 2023	Section 4(a)(2) of the Securities Act
Restricted Shares of Common Stock	22,755	N/A; issued to employees under a written compensatory benefit plan.	October 10, 2024	Rule 701 of Securities Act
Series A.2 Preferred Stock, par value $0.001 per share	2,390,625	General corporate purposes	Between April 5, 2024 and April 29, 2024	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	120,000	N/A; issued to employees under a written compensatory benefit plan.	Between April 15, 2024 and April 22, 2024	Rule 701 of Securities Act

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

	Worcester Financial Loan	September 2020 Notes	August 2021 Notes	October 2021 Convertible Note	June 2022 Notes
Type	Non-Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note
Creditor	Worcester Financial, LLC	Various	Various	Unrelated Party	Various
Amount Outstanding	$333,650	$ 18,263,233	$2,180,600	$5,000,000	$12,830,000
Interest Rate	12.0%	10.0% to 18.0%	11.0% to 14.0%	8.0%	9.0% to 15.0%
Description of Collateral	N/A	N/A	N/A	N/A	N/A
Other Material Terms	N/A	Guaranteed by certain of the Company's owners.		At the election of the holder, all or part of the outstanding principal amount of the Convertible Note may be converted into shares of Common Stock at a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with offerings pursuant to Regulation Crowdfunding (current conversion price is approximately $7.49). Guaranteed by certain of the Company's owners.	Company has the option to extend each note maturing on June 14, 2024 individually for two additional years for an additional 1.0% interest. Guaranteed by certain of the Company's owners.
Maturity Date	April 10, 2025	Between October 9, 2024 and June 17, 2027	Between December 17, 2026 and June 17, 2027	October 25, 2025	Between June 17, 2024 and June 17, 2027
Date Entered Into	April 14, 2020	Between September, 2020 and June 2021	Between September 2021 and November 2021	October 26, 2021	Between June 2022 and September 2022

Ownership

The following table sets forth information regarding beneficial ownership of our Common Stock on a fully diluted basis as of April 29, 2024, by (a) each of our directors and executive officers; (b) all of our directors and executive officers as a group; and (c) any other stockholders who beneficially owns more than 10% of our Common Stock on an as-converted basis. Unless otherwise specified, the address for each beneficial holder is 720 Main Street, Kansas City, MO 64105.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership[1]	Percent of Class as of April 29, 2024[2]
Beneficial Owners of 10% or More of Our Common Stock			
Paul Worcester	Common Stock	4,028,845.13[3]	11.4%
Executive Officers and Directors			
Carol DiRaimo	Common Stock	11,103.8[4]	*
Scott Ford	Common Stock	1,039,915.87[5]	2.9%
Matt Lumpkin	Common Stock	7,585[6]	*
Carey Malloy	Common Stock	163,284[7]	*
Cameron McNie	Common Stock	4,445,561.58[8]	12.6%
Tyler McNie	Common Stock	2,597,216[9]	7.3%
Byron Parra	Common Stock	4,843,751[10]	12.0%
Cynthia Parres	Common Stock	45,000[11]	*
Carin Stutz	Common Stock	7,585[12]	*
Joel Worcester	Common Stock	13,106,191.44[13]	37.1%
All Directors and Officers as a group of Ten (10)	Common Stock	26,267,193.69	65.2%

* Less than 1%

(1) Shares of Common Stock beneficially owned and the respective percentages of beneficial ownership of shares assume the exercise of all securities convertible into Common Stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of April 29, 2024, except as otherwise noted. Shares issuable pursuant to securities convertible into Common Stock exercisable within 60 days are deemed outstanding and held by the holder of such warrants or other securities for computing the percentage of outstanding shares beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding shares beneficially owned by any other person.

(2) These percentages have been calculated based on 35,368,328.88 shares of Common Stock outstanding on April 29, 2024.

Such percentages exclude up to 667,635 shares issuable to an unaffiliated party upon the conversion of the October 2021 Convertible Note (assuming no adjustments to the conversion price of such note as of April 29, 2024), up to 767,056 shares issuable to an unaffiliated party upon the conversion of shares of Series B Preferred Stock (assuming no adjustments to the conversion ratio of such shares), and, except for the percentage ownership of Byron Parra and all directors and officers as a group of 10, up to 4,890,626 shares issuable upon the conversion of shares of Series A Preferred Stock and Series A-2 Preferred Stock (assuming no adjustments to the conversion ratio of such shares).

3) Includes 3,164.56 shares directly held by Prime Trust, LLC, as custodian, 73.69 shares directly held by Republic Investment Services LLC, as nominee, 54 shares held by StartEngine Primary LLC, as nominee, and 4,025,552.88 shares directly held by Doxazo Theo, LLC. Mr. Paul Worcester holds sole voting and dispositive power with respect to the shares held by Doxazo Theo, LLC.

(4) Includes 669.34 shares directly held by Prime Trust, LLC, as custodian, 358.46 shares directly held by Republic Investment Services LLC, as nominee, 715 shares held directly by StartEngine Primary LLC, as nominee, 1,776 shares directly held by Carol A. DiRaimo, Trustee of the Carol A. DiRaimo Revocable Trust dated June 26, 2015, and 7,585 shares directly held by Ms. DiRaimo that vest on October 10, 2024.

(5) Includes 133.87 shares directly held by Prime Trust, LLC, as custodian, and 1,039,782 shares directly held by Mr. Ford, of which 457,783 vest according to the following schedule: 1/4 on February 8, 2025, 1/4 on February 8, 2026, 1/4 on February 8, 2027 and 1/4 on February 8, 2028.

(6) Includes 7,585 shares that vest on October 10, 2024.

(7) Includes 163,284 shares, of which 75,000 shares vest on September 18, 2024, 4,142 shares vest on February 18, 2025, and 60,000 shares vest according to the following schedule: 1/3 on May 5, 2025, 1/3 on May 5, 2026 and 1/3 on May 5, 2027.

(8) Includes 126.58 shares directly held by Prime Trust, LLC, as custodian, 4,207,131 shares directly held by The McNie Family Trust, U/A dated December 29, 2020, and 238,304 shares directly held by Mr. Cameron McNie, of which 144,500 vest according to the following schedule: 1/2 on January 1, 2025 and 1/2 on January 1, 2026.

(9) Includes 2,597,216 shares, of which 144,500 vest according to the following schedule: 1/2 on January 1, 2025 and 1/2 on January 1, 2026.

(10) Includes 4,843,751 shares issuable upon the conversion of shares of Preferred Stock directly held by Cancilla Properties II, L.L.C. ("CPII"). Mr. Parra holds sole voting and dispositive power with respect to the shares held by CPII.

(11) Includes 45,000 shares that vest according to the following schedule: 1/3 on May 5, 2025, 1/3 on May 5, 2026 and 1/3 on May 5, 2027.

(12) Includes 7,585 shares that vest on October 10, 2024.

(13) Includes 6,693.44 shares directly held by Prime Trust, LLC, as custodian, 13,084,719 shares directly held by Worcester Investments, of which Mr. Joel Worcester is the sole manager, and 14,779 shares directly held by Mr. Joel Worcester.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this Form C-AR, our authorized capital stock includes 50 million shares of Common Stock, par value $0.001 per share, and ten million shares of preferred stock, par value $0.001 per share, of which five million shares of preferred stock are designated as Series A Preferred Stock (2,400,000 of which are designated as Series A-2 Preferred Stock) and 1,500,000 shares of preferred stock are designated as Series B Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding notes, the Series A Preferred Stock, the Series A-2 Preferred Stock, the Series B Preferred Stock any other shares of preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligations to (i) pay 5.0% dividends to the holders of Series B Preferred Stock, (ii) pay 8.0% dividends to the holders of Series A Preferred Stock and Series A-2 Preferred Stock and (iii) prepay any notes issued by the Company. See *"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Liquidity and Capital Resources—Notes Issued Under September 2020 Note Offering," "—Notes Issued Under August 2021 Note Offering," "— October 2021 Convertible Note," "—January 2022 Preferred Stock Offering," "—Notes Issued Under June 2022 Note Offering," "—March 2023 Preferred Stock Offering"* and *"—April 2024 Preferred Stock Offering."*

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, and, with respect to the Crowdfunding Shares, subject to the terms of the Proxies granted to the respective Record Holder of such Crowdfunding Shares, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock will have no cumulative voting rights. Except with respect to matters relating to the election and removal of directors on our Board and as otherwise provided in our Certificate of Incorporation or our Bylaws or required by law, all matters to be voted on by our stockholders will require the approval of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. Directors will be elected by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. However, pursuant to the terms of the Stockholders' Agreement, substantially all shares of our Common Stock must be voted in accordance with the vote of a majority of the Voting Stockholders, and the holders thereof must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) such additional individuals as may be determined by the Voting Stockholders. Prior to the Trigger Date, the holders of a majority of the Voting Stock may take action to alter the size and composition of the Board from time to time.

Liquidation

In the event of the liquidation, dissolution or winding up of the Company, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our Common Stock will have no preemptive, conversion, subscription or other rights, and there will be no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Special Provisions of Crowdfunding Shares

The rights of the Crowdfunding Shares are substantially similar to those of other shares of the Company's Common Stock. However, since all of the Crowdfunding Shares are legally owned by the Record Holders, the

purchasers of the Crowdfunding Shares are not able to exercise certain rights held by other holders of the Company's Common Stock, including voting rights, inspection rights and information rights.

Additionally, the Crowdfunding Shares are subject to certain restrictions on transfer. The Crowdfunding Shares may not be transferred by the holder of such shares during the one-year holding period beginning when such shares were issued, unless such shares are transferred: (1) to the Company; (2) to an Accredited Investor; (3) as part of an initial public offering; or (4) to a member of the family of such holder or the equivalent, to a trust controlled by such holder, to a trust created for the benefit of a member of the family of such holder or the equivalent, or in connection with the death or divorce of such holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Additionally, following the one-year holding period, such shares may not be transferred without the consent of the Company unless such transfer is to a party specified in clauses (2) or (4) above, subject to certain exceptions. Furthermore, as the Record Holders are the legal owners of the Crowdfunding Shares, until the applicable Record Holder transfers Crowdfunding Shares to the account designated by the holder of such Crowdfunding Shares, such holder may only transfer its beneficial interest in the Crowdfunding Shares and not the Crowdfunding Shares themselves. Each holder of Crowdfunding Shares should be aware that although the Crowdfunding Shares may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Record Holder, and only the beneficial interest in any Crowdfunding Shares, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of a holder's interest in the Crowdfunding Shares, such transferring holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, the holders of Crowdfunding Shares may not transfer any interest in the Crowdfunding Shares to any of the Company's competitors, as determined by the Company in good faith.

Series A Preferred Stock

Dividend Rights

Dividends accrue on each share of Series A Preferred Stock at the rate of $0.80 per annum, payable on the first business day of each month. We may not declare, pay or set aside any cash dividends on any other class or series of capital stock unless all accrued dividends on the Preferred Stock have been paid. We must declare and pay the accruing dividends on the Series A Preferred Stock so long as such declaration and payment is not inconsistent with applicable law

Conversion Rights

Each share of Series A Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of Common Stock equal to the ratio of $10.00 (the "***Series A Original Issue Price***") and the conversion price (the "***Series A Conversion Price***"), which Series A Conversion Price shall initially be $10.00 per share (subject to adjustment), resulting in a one-for-one initial conversion ratio. In addition to adjustments for stock splits and combinations, conversions or exchanges and certain dividends and distributions, in the event we fail to timely pay dividends on the Series A Preferred Stock or the Series A-2 Preferred Stock, the Series A Conversion Price shall be subject to a one-time permanent reduction of 25%. Each share of Series A Preferred Stock shall automatically convert into shares of Common Stock upon (i) the closing of the sale of shares of Common Stock to the public at a pre-money valuation of at least $550,000,000 resulting in gross proceeds of at least $50,000,000, in connection with which sale we list our securities for trading on an exchange or marketplace approved by the Board (a "***Qualified IPO***"), or (ii) the vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock and Series A-2 Preferred Stock, voting as a single class.

Voting Rights

Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock, Series A-2 Preferred Stock and Series B Preferred Stock as a single class and on an as converted to Common Stock basis. At any time when at least 500,000 shares of Series A Preferred Stock or Series A-2 Preferred Stock are issued and outstanding, we may not undertake any of the following actions without the vote of the holders of at least

50% of the outstanding shares of Series A Preferred Stock and Series A-2 Preferred Stock, voting as a single class (the "**Series A Requisite Holders**"):

- Liquidate, dissolve or wind up our business or effect any merger or consolidation;
- Adversely affect the powers, preferences or rights of the Series A Preferred Stock via amendment to the Certificate of Incorporation or Bylaws;
- (i) Create, authorize or issue any shares of capital stock unless such shares rank pari passu or junior to the Series A Preferred Stock or (ii) increase the authorized number of shares of Series A Preferred Stock;
- Issue any blockchain-based asset providing the purchaser thereof any right or interest in our profits or other equity interests;
- Make or pay certain purchases, redemptions, dividends or distributions; or
- Create or hold capital stock in any subsidiary not wholly owned by the Company.

Liquidation

In the event of the liquidation, change of control, dissolution or winding up of the Company, the holders of our Series A Preferred Stock will be entitled to be paid out of the assets available for distribution to stockholders or available proceeds, as applicable, before any payment is made to the holders of our Common Stock, an amount per share equal to the greater of (i) the sum of the Series A Original Issue Price and any accrued but unpaid dividends, and (ii) such amount per share as would have been payable had such shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, change of control, dissolution or winding up of the Company.

Rights and Preferences

Holders of our Series A Preferred Stock have no preemptive or subscription rights, and there are no sinking fund provisions applicable to the Series A Preferred Stock.

Pursuant to an investor rights agreement (as amended, the "***Series A Investor Rights Agreement***") entered into by and between the Company and CPII, the sole holder of the Series A Preferred Stock and the majority holder of the Series A-2 Preferred Stock, CPII has the right to appoint a director (the "***Series A Director***") to the Board until the earliest to occur of (i) the closing of a transaction meeting certain specified parameters, (ii) the consummation of a Qualified IPO, (iii) the Company becoming subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, (iv) the occurrence of a Deemed Liquidation Event (as defined in the Certificate of Incorporation) or (v) the Trigger Date. The Series A Director is currently Byron Parra.

Series A-2 Preferred Stock

Dividend Rights

Dividends accrue on each share of Series A-2 Preferred Stock at the rate of $0.2043 per annum, payable on the first business day of each month. We may not declare, pay or set aside any cash dividends on any other class or series of capital stock unless all accrued dividends on the Preferred Stock have been paid. We must declare and pay the accruing dividends on the Series A-2 Preferred Stock so long as such declaration and payment is not inconsistent with applicable law

Conversion Rights

Each share of Series A-2 Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of Common Stock equal to the ratio of $2.56 (the "***Series A-2 Original Issue Price***") and the conversion price (the "***Series A-2 Conversion Price***"), which Series A-2 Conversion Price shall initially be $2.56 per share (subject to adjustment), resulting in a one-for-one initial conversion ratio. In addition to adjustments for stock splits and combinations, conversions or exchanges and certain dividends and distributions, in the event we fail to timely pay dividends on the Series A Preferred Stock or the Series A-2 Preferred Stock, the Series A-2 Conversion Price shall be subject to a one-time permanent reduction of 25%. Each share of Series A-2 Preferred Stock shall automatically convert into shares of Common Stock upon (i) the closing of a Qualified IPO, or (ii) the vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock and Series A-2 Preferred Stock, voting as a single class.

Voting Rights

Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A-2 Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock as a single class and on an as converted to Common Stock basis. At any time when at least 500,000 shares of Series A Preferred Stock or Series A-2 Preferred Stock are issued and outstanding, we may not undertake any of the following actions without the vote of the Series A Requisite Holders:

- Liquidate, dissolve or wind up our business or effect any merger or consolidation;
- Adversely affect the powers, preferences or rights of the Series A-2 Preferred Stock via amendment to the Certificate of Incorporation or Bylaws;
- (i) Create, authorize or issue any shares of capital stock unless such shares rank pari passu or junior to the Series A-2 Preferred Stock or (ii) increase the authorized number of shares of Series A-2 Preferred Stock;
- Issue any blockchain-based asset providing the purchaser thereof any right or interest in our profits or other equity interests;
- Make or pay certain purchases, redemptions, dividends or distributions; or
- Create or hold capital stock in any subsidiary not wholly owned by the Company.

Liquidation

In the event of the liquidation, change of control, dissolution or winding up of the Company, the holders of our Series A-2 Preferred Stock will be entitled to be paid out of the assets available for distribution to stockholders or available proceeds, as applicable, before any payment is made to the holders of our Common Stock, an amount per share equal to the greater of (i) the sum of the Series A-2 Original Issue Price and any accrued but unpaid dividends, and (ii) such amount per share as would have been payable had such shares of Series A-2 Preferred Stock been converted into Common Stock immediately prior to such liquidation, change of control, dissolution or winding up of the Company.

Rights and Preferences

Holders of our Series A Preferred Stock have no preemptive or subscription rights, and there are no sinking fund provisions applicable to the Series A Preferred Stock.

Pursuant to the Series A Investor Rights Agreement, CPII, the sole holder of the Series A Preferred Stock and the majority holder of the Series A-2 Preferred Stock, has the right to appoint the Series A Director to the Board until the earliest to occur of (i) the closing of a transaction meeting certain specified parameters, (ii) the consummation of a Qualified IPO, (iii) the Company becoming subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, (iv) the occurrence of a Deemed Liquidation Event (as defined in the Certificate of Incorporation) or (v) the Trigger Date. The Series A Director is currently Byron Parra.

Series B Preferred Stock

Dividend Rights

Dividends accrue on each share of Series B Preferred Stock at the rate of $0.1565 per annum, payable on the first business day of each month. Without the consent of the holders thereof, we may not declare, pay or set aside any cash dividends on any other class or series of capital stock unless all accrued dividends on the Preferred Stock have been paid. We must declare and pay the accruing dividends on the Series B Preferred Stock so long as such declaration and payment is not inconsistent with applicable law.

Conversion Rights

Each share of Series B Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of Common Stock equal to the ratio of $3.13 (the "*Series B Original Issue Price*") and the conversion price (the "*Series B Conversion Price*"), which Series B Conversion Price shall initially be $3.13 per share (subject to adjustment), resulting in a one-for-one initial conversion ratio. In addition to adjustments for stock splits and combinations, conversions or exchanges and certain dividends and distributions, in the event we fail to timely pay dividends on the Series B Preferred Stock, the Series B Conversion Price shall be subject to a one-time permanent reduction of 25%, *provided*, that such adjustment does not relieve the Company of its obligation to declare and pay such accruing dividends. Each share of Series B Preferred Stock shall automatically convert into shares of Common

Stock upon (i) the closing of a Qualified IPO, (ii) the vote of the holders of a majority of the outstanding shares of Series B Preferred Stock or (iii) a determination by Series A Requisite Holders and the holders of at least 50% of the outstanding shares of Series B Preferred Stock (the "**Series B Requisite Holders**," and, collectively with the Series A Requisite Holders, the "**Requisite Holders**") that an event that would otherwise qualify as a Deemed Liquidation Event is not a Deemed Liquidation Event.

Voting Rights

Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock, Series A Preferred Stock and Series A-2 Preferred Stock as a single class and on an as converted to Common Stock basis. At any time when at least 383,356 shares of Series B Preferred Stock are issued and outstanding, we may not undertake any of the following actions without the consent of the Series B Requisite Holders:

- Liquidate, dissolve or wind up our business or effect any merger or consolidation;
- Adversely affect the powers, preferences or rights of the Series B Preferred Stock via amendment to the Certificate of Incorporation or Bylaws;
- (i) Create, authorize or issue any shares of capital stock unless such shares rank pari passu or junior to the Series B Preferred Stock or (ii) increase the authorized number of shares of Series B Preferred Stock;
- Issue any blockchain-based asset providing the purchaser thereof any right or interest in our profits or other equity interests; or
- Make or pay certain purchases, redemptions, dividends or distributions.

Liquidation

In the event of the liquidation, change of control, dissolution or winding up of the Company, the holders of our Series B Preferred Stock will be entitled to be paid out of the assets available for distribution to stockholders or available proceeds, as applicable, before any payment is made to the holders of our Series A Preferred Stock, Series A-2 Preferred Stock or Common Stock, an amount per share equal to the greater of (i) the sum of the Series B Original Issue Price and any accrued but unpaid dividends, and (ii) such amount per share as would have been payable had such shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, change of control, dissolution or winding up of the Company (the "**Series B Liquidation Preference**").

Rights and Preferences

There are no sinking fund provisions applicable to the Series B Preferred Stock.

Pursuant to an investor rights agreement (the "**Series B Investor Rights Agreement**") entered into by and among the Company, Stine Enterprises and certain affiliates thereof (collectively, the "**Series B Holders**"), the Series B Holders are entitled to certain preemptive rights. The Series B Holders are entitled to purchase their pro rata portion of any securities the Company may propose to issue (subject to certain exceptions) based on the number of shares of Common Stock held by such Series B Holder, on an as-converted basis, immediately prior to such proposed issuance.

Pursuant to the Series B Investor Rights Agreement, the Series B Holders are also entitled to certain co-sale rights in the event of the sale by a Voting Stockholder or its affiliates of more than 50% of the shares of Common Stock collectively held by such Voting Stockholder and its affiliates.

Undesignated Preferred Stock

Subject to receipt of the consent of the Requisite Holders, the Board may, without further action by our common stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including, but not limited to:

- the designation of the series;
- the number of shares of the series, which the Board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;
- whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
- the dates at which dividends, if any, will be payable;

- the redemption rights and price or prices, if any, for shares of the series;
- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
- the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
- whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
- restrictions on the issuance of shares of the same series or of any other class or series; and
- the voting rights, if any, of the holders of the series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Common Stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Common Stock and the market value of our Common Stock.

Stockholders' Agreement

Substantially all of the shares of our Common Stock currently issued and outstanding are owned by parties subject to the Stockholders' Agreement, including, among others, Cameron McNie, Tyler McNie, Joel Worcester , Scott Ford and certain of their affiliates, related entities and transferees. The Stockholders' Agreement contains provisions that limit the opportunity for any third party to acquire control of our Company, as well as the right of any of the Stockholders' Agreement Parties to make independent decisions with respect to the Company's activities. These provisions of the Stockholders' Agreement require all shares subject to the Stockholders' Agreement to be voted as a single block pursuant to the vote of the majority of the Voting Stockholders (regardless of the number of shares held by any such Voting Stockholder), and parties to the Stockholders' Agreement must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) such additional individuals as may be determined by the Voting Stockholders. Prior to the Trigger Date, the holders of a majority of the Voting Stock may take action to alter the size and composition of the Board from time to time. These provisions are intended to provide continuity of control and decision making for the Company. However, outside interests may be discouraged from pursuing any acquisition or action that some stockholders, including potentially some Stockholders' Agreement Parties, may favor.

In addition, the Stockholders' Agreement provides rights to certain of the Stockholders' Agreement Parties with respect to certain acquisitions or change of control transactions that allow such parties to participate, and, in certain cases, require others to participate, in such transactions. Our other stockholders do not have the same rights under the Stockholders' Agreement but will be bound by the voting provisions and certain other obligations of the Stockholders' Agreement, which may lead to certain acquisitions being favored by the Stockholders' Agreement Parties that are not favored by some other stockholders.

Up to 180-Day Restriction on Transfer After a Public Offering of the Shares

We may at a future date file a registration or offering statement with the SEC to facilitate a firm commitment underwritten initial public offering of our securities. For the benefit of the Company, should such an initial public offering be made, substantially all of our stockholders shall be obligated to enter into a lock-up agreement not to exceed 180 days in length, commencing on the date of the final prospectus relating to any such initial public offering (such period, the "***Lock-Up Period***"), and may not, without the prior written consent of the Company and the underwriter of such initial public offering, sell, transfer or otherwise dispose of, or agree to sell, transfer, pledge, option or otherwise dispose of any securities of the Company during such Lock-Up Period.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of our Company, certain of which provisions only go into effect upon the Trigger Date. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our Company to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock under our Certificate of Incorporation will make it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of our Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Certificate of Incorporation and Bylaws provide that special meetings of the stockholders may be called only by the majority of our Board, the Company's president or chief executive officer or, prior to the Trigger Date by the secretary at the request of the holders of 50% or more of the outstanding shares of Common Stock, *provided*, that whenever holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the Board, special meetings of holders of such preferred stock. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Our Bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our Bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company.

Our Certificate of Incorporation provides that the Board is expressly authorized to make, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors and that our stockholders may only adopt, amend or repeal our Bylaws with the approval of not less than a majority of the total voting power of all outstanding securities of the Company entitled to vote generally in the election of directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise, and our Certificate of Incorporation expressly provides that there will be no cumulative voting.

Consent of Requisite Holders

We may not effect (i) any merger or consolidation (unless the shares of our capital stock outstanding immediately prior to such transaction continue to represent, or are exchanged for shares representing, at least a majority of the surviving company following such transaction) or (ii) the disposition of substantially all of our assets (other than to a wholly-owned subsidiary of the Company) without receipt of (a) at any time when at least 500,000 shares of Series A Preferred Stock or Series A-2 Preferred Stock are outstanding, the consent of the Series A Requisite Holders, and (b) at any time when at least 383,356 shares of Series B Preferred Stock are outstanding, the consent of the Series B Requisite Holders.

Action by Written Consent

Pursuant to Section 228 of the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the Company's Certificate of Incorporation provides otherwise. Our Certificate of Incorporation provides that stockholders may only act by written consent until the Trigger Date.

Amendment Provisions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws will be able to be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote in an annual election of directors. In addition, the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote in an annual election of directors will be required to amend certain provisions of our Certificate of Incorporation prior to the Trigger Date. From and after the Trigger Date, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all outstanding securities of the Company entitled to vote in annual election of directors will be required to amend certain provisions of our Certificate of Incorporation.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without the approval of our common stockholders, subject to (i) receipt of the consent of the Requisite Holders and (ii) any limitations that may be imposed in the future by a national securities exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing prices.

Section 203 of the Delaware General Corporation Law

In our Certificate of Incorporation, we have elected not to be governed by Section 203 of the Delaware General Corporation Law. However, our Certificate of Incorporation contains provisions that are similar to Section 203. Specifically, our Certificate of Incorporation provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

- prior to the time the person became an interested stockholder, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or
- at or subsequent to the time the person became an interested stockholder, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns or, within the previous three years owned, 15% or more of our voting stock. This provision could delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

The table below sets forth our directors and executive officers as of the date of this Form C-AR.

Name	Position	Age	Term of Office
Scott Ford	President, Chief Executive Officer, Director	52	Since January 2020
Carey Malloy	Interim Chief Financial Officer, Chief Development Officer	53	Since March 2022
Cameron McNie	Founder, Executive Chairman of the Board	41	Since Inception
Tyler McNie	Founder, Vice Chairman of the Board	37	Since Inception
Carol DiRaimo	Director	62	Since September 2023
Matt Lumpkin	Director	40	Since October 2023
Byron Parra	Director	42	Since April 2024
Cynthia Dillard Parres	General Counsel	59	Since April 2024
Carin Stutz	Director	67	Since October 2023
Joel Worcester	Director	40	Since Inception

Board of Directors

Carol DiRaimo

Carol DiRaimo has served on the Company's Board since October 2023 and currently serves as chair of the Audit Committee. Prior to joining the Board, Ms. DiRaimo served as a Board Advisor from July 2021 to October 2023. Ms. DiRaimo was previously a member of the board of directors of Qdoba Restaurant Corporation, serving as Chair of its Audit Committee from October 2020 until the company was acquired in October 2022. Ms. DiRaimo served as Chief Investor Relations & Corporate Communications Officer at Jack in the Box Inc. ("***Jack in the Box***") from July 2008 until August 2019, and returned as its Interim Vice President of Investor Relations from November 2020 until March 2021. Prior to joining Jack in the Box, Ms. DiRaimo was Vice President of Investor Relations for Applebee's International, Inc., where she was employed for 14 years and served in a variety of capacities, including financial planning & reporting, treasury and corporate analysis, before heading the investor relations function. Ms. DiRaimo has over 30 years of experience in the restaurant industry and six years of public accounting experience at Deloitte.

Ms. DiRaimo currently serves on the University of Missouri Trulaske College of Business Dean's Advisory Board and on the Advisory Board of Gleam Network, a non-profit dedicated to providing mentorship and leadership development in the foodservice industry. Ms. DiRaimo previously served on the Board of Trustees and Audit Committee of Rockhurst University from 2010 until 2019 and on the Board of Directors of the National Investor Relations Institute from 2006 to 2011.

Ms. DiRaimo has received numerous awards, including being recognized by IR Magazine with a lifetime achievement award in 2020, and was named one of the top 30 global investor relations professionals over the past 30 years in 2018. IR Magazine honored Ms. DiRaimo six times as Best Investor Relations Officer in the U.S. for a small-to mid-cap company, and Institutional Investor named Ms. DiRaimo to its All-America Executive Team 12 times, ranking her as the Best Investor Relations Officer by the sell-side for six consecutive years (2013 – 2018) as well as the Best Investor Relations Officer by the buy-side in 2016 and 2017. Ms. DiRaimo graduated summa cum laude from the University of Missouri with a Bachelor in Science in Accountancy, and received a Bronze Medal on the certified public accountant exam. In addition, Ms. DiRaimo earned an Executive Fellows Master of Business Administration from Rockhurst University in Kansas City.

We believe Ms. DiRaimo's extensive investor relations experience in the restaurant industry and her accounting expertise make her well qualified to serve on our Board.

Scott Ford

Scott Ford has served as the Company's President since January 2020, its Co-Chief Executive Officer from January 2021 to December 2023 and its sole Chief Executive Officer since January 2024. Prior to becoming President of Hawaiian Bros, he worked with the Company as a consultant from October 2019 to January 2020, identifying operational best practices designed to help the company grow. Mr. Ford is responsible for People Development, restaurant operations, marketing and supply chain management.

Mr. Ford previously worked for Goodcents Franchise Systems, Inc. ("*Goodcents*") from January 2010 to May 2018, serving as chief operating officer from January 2016 to May 2018 and as president from January 2017 to May 2018, where he led the company's strategic vision for franchise growth and the customer experience and was responsible for implementing a new digital consumer interaction and ordering strategy, up-to-the-minute reporting technology for franchisees and an e-learning platform for employee training.

Prior to joining Goodcents, Mr. Ford held various leadership positions at Applebee's International, Inc, where he assisted in the launch of the Applebee's Carside To-Go platform, and at Boston Market Corporation. In addition to expanding national restaurant brands, he has also built four of his own companies, including DKA Services, LLC, a management consulting business specializing in supply chain management, and PRIME Catered Events, a Kansas City-based catering company, from the ground up. We believe that Mr. Ford's more than 36 years of experience in restaurant operations, franchising, brand strategy and development make him well qualified to serve on our Board.

Matt Lumpkin

Matt Lumpkin has served on the Company's Board since October 2023. Mr. Lumpkin is a Senior Vice President and investment professional at Starwood Capital Group, a global private investment firm, where he has worked since 2014. Mr. Lumpkin currently serves on the board of directors of Ventana Exploration & Production I, LLC, Ventana Exploration & Production II, LLC and EagleRidge LLC. From 2008 to 2013, Mr. Lumpkin invested in private and public equities at Metalmark Capital Holdings LLC and Tortoise Capital Advisors, L.L.C, and served in various private company board capacities. Mr. Lumpkin began his career in 2006 at The Bank of America Corporation in the investment banking division. Mr. Lumpkin's experience includes equity and debt investing, structured transactions, sponsor-backed IPOs and providing accounting and reporting oversight. Mr. Lumpkin holds a Master of Accountancy and Bachelor of Science from the University of Missouri and is a certified public accountant. We believe Mr. Lumpkin's investing expertise make him well qualified to serve on our Board.

Cameron McNie

Cameron McNie has served as Founder and Executive Chairman of the Company since January 2024, having previously held the positions of Chairman of the Board and Co-Chief Executive Officer from co-founding Hawaiian Bros in July 2017 to December 2023. Mr. McNie actively assists in the operational aspects of the company and is pivotal in promoting a strong culture within the organization. As Executive Chairman, he leads the Board and directs the Company's strategy, assisting with financial, fundraising, and information technology matters. Mr. McNie also served as Chairman of the Board of First Baptist Church of Eugene, Oregon from September 2016 to August 2020. Prior to his roles at Hawaiian Bros, Mr. McNie spent fourteen years operating his family's Hawaiian plate lunch restaurant business in Oregon. We believe that Mr. McNie's extensive experience managing and growing Hawaiian plate lunch restaurants, coupled with his commitment to fostering a vibrant company culture, makes him well qualified for his leadership role on our Board.

Tyler McNie

Tyler McNie has served as Founder and Vice Chairman of the Company since January 2024, having previously held the positions of Co-Chief Executive Officer and Director from co-founding Hawaiian Bros in July 2017 to December 2023. Mr. McNie is responsible for culinary planning, real estate development and restaurant architecture and design. Prior to founding Hawaiian Bros, Mr. McNie spent 14 years managing his family's Hawaiian Plate Lunch restaurant business in Oregon. We believe Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.

Byron Parra

Byron Parra has served on the Company's Board since April 2024. Mr. Parra has served as Chief Executive Officer and President of Parra Services Group, Inc., where he is responsible for property management, business investments and financial planning and forecasting for a real estate and property portfolio, since June 2019, and has served as Business Representative for the Cancilla Property Portfolio since March 2017. Mr. Parra was previously a Corporate Learning and Development Consultant at Advantage Performance Group from August 2012 to March 2017. Mr. Parra holds a Bachelor of Science in Economics from the University of Oregon, a Master of Arts in Teaching from Pacific University and a Master of Science in Real Estate from Portland State University. We believe Mr. Parra's business development and management expertise makes him well qualified to serve on our Board.

Carin Stutz

Carin Stutz has served on the Company's Board since October 2023. Ms. Stutz has also served on the board of directors of Kura Sushi USA, Inc. (NASDAQ: KRUS) since December 2021, and previously served on the board of directors of Checkers Drive-In Restaurants, Inc. from October 2019 through June 2023. From October 2019 through February 2023, Ms. Stutz was the President and Chief Executive Officer of Native Foods LLC. Prior to Native Foods LLC, Ms. Stutz was the Executive Vice President and Chief Operating Officer of Red Robin Gourmet Burgers, Inc. ("*Red Robin*"), where she managed operations across the United States and Canada from May 2016 through September 2018. Prior to Red Robin, Ms. Stutz held executive positions at several companies in the food and beverage industry, including President of McAlister's Corp., Chief Executive Officer and President of Cosi Restaurant Holding, LLC and President of Global Business Development for Brinker International, where she led all operations and franchise development for Chili's and Maggiano's restaurants around the globe. Prior to joining Brinker International, Ms. Stutz served as Executive Vice President of Operations for Applebee's International, Inc., Pacific Division Vice President for Wendy's International Holdings LLC, Regional Operations Vice President for Sodexo, U.S.A. and Vice President of Corporate Operations for NutriSystem, Inc.

Ms. Stutz serves as the chair of the board of trustees for Western Illinois University. In addition, Ms. Stutz is a member of the Lunchbox Food Tech Council and the Fast Casual Industry Council, the treasurer for the Illinois Restaurant Association and a founding board member and treasurer of the GLEAM Network, a mentoring platform for the foodservice industry. Ms. Stutz is also a Past Chair of the Women's Foodservice Forum and has served as a national judge for ProStart, National Restaurant Association Education Foundation. She has been recognized in "Chicago's Top 100 Women to Watch," "Women Making a Difference," "Texas Women Worth Watching" and "Top 25 Executives in Fast Casual," and has received the Distinguished Alumni Award from Western Illinois University. Ms. Stutz was inducted into the inaugural class of the Fast Casual Hall of Fame in 2022. Ms. Stutz holds a Bachelor of Science degree from Western Illinois University and a Master of Business Administration from MidAmerica Nazarene University. We believe Ms. Stutz's deep experience in the hospitality and consumer sector and her background as a public company director and executive make her well qualified to serve on our Board.

Joel Worcester

Joel Worcester has served on the Company's Board since co-founding the Company in July 2017. Mr. Worcester has been a managing partner of Worcester Investments, a real estate investment company with 3,500 multifamily units under management, since he co-founded it with two of his brothers in 2006. He is responsible for creating and communicating the Worcester Investments' vision and long-term growth strategy. We believe that Mr. Worcester's extensive management experience makes him well qualified to serve on our Board.

Management Team of the Company

Scott Ford

Scott Ford serves as the Company's President and Executive Officer. Please see above for his biographical information.

Carey Malloy

Carey Malloy has served as the Company's Chief Development Officer since March 2022 and its Interim Chief Financial Officer since September 2023. Prior to joining Hawaiian Bros, Ms. Malloy worked for Edible Arrangements, LLC from May 2019 to March 2022, serving successively as senior director of financial planning and analysis, vice president of finance and accounting and chief financial officer. From July 2017 to November 2018, Ms.

Malloy served as director of finance for global markets at ConAgra Brands, Inc. ("**ConAgra**"), where she drove the annual strategic planning process of ConAgra's international business segment. Before joining ConAgra, she worked for McDonald's Corporation ("**McDonald's**") from December 1995 to October 2017. She held a number of roles during her time at McDonald's, including, from October 2016 to July 2017, Director of U.S. Financial Planning and Analysis. In this role, Ms. Malloy led the financial planning and projection process for McDonald's U.S. business, its largest business segment.

Cameron McNie

Cameron McNie serves as the Company's Founder and Executive Chairman. Please see above for his biographical information.

Tyler McNie

Tyler McNie serves as the Company's Founder and Vice Chairman. Please see above for his biographical information.

Cynthia Dillard Parres

Cynthia Dillard Parres has served as the Company's General Counsel since April 2024. Prior to joining the Company, Ms. Parres served as Counsel, Corporate Finance Transactions & Restructuring at Bryan Cave Leighton Paisner LLP ("**BCLP**") from November 2023 to April 2024. From February 2020 to December 2023, Ms. Parres was Executive Vice President/Global Director of People Operations, People Analytics and Total Reward, Compliance at BCLP, serving as the firm's senior U.S. human resources executive.

From July 2007 to January 2020, Ms. Parres served as General Counsel and Compliance/Risk Officer of Houlihan's Restaurants, Inc. ("**Houlihan's**"), serving as a strategic advisor to the executive team and board of directors and leading legal, compliance, risk & people/talent functions for 75+ locations across 14 states. Prior to joining Houlihan's, Ms. Parres was a member of the Finance, Restructuring & Transactions group of BCLP, as Associate from June 1992 to December 1997 and as Partner from January 1998 to June 2007, where she represented lenders, landlords and tenants, creditors and debtors in corporate finance transactions, restructurings, workouts and Chapter 11 bankruptcy proceedings.

Ms. Parres holds a Bachelor of Arts from Southeast Missouri State University, a Juris Doctor from the University of Missouri and an Executive Master of Business Administration from Washington University. Ms. Parres also holds a Finance for Non-Finance Business Managers Certificate from Washington University.

Family Relationships

Messrs. Cameron McNie and Tyler McNie are brothers.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation of the executive officers and directors of the Company for Fiscal Year 2023:

Name and Principal Position	Cash Compensation	Other Compensation	Total Compensation
Scott Ford, President, Chief Executive Officer and Director	$520,000	$1,743,372[1]	$2,263,372
Carey Malloy, Interim Chief Financial Officer and Chief Development Officer	$309,266	$272,000[2]	$581,266
Cameron McNie, Founder and Executive Chairman of the Board	$565,000	$21,600	$586,600
Tyler McNie, Founder and Vice Chairman of the Board	$315,000	$21,600	$336,600
Breck Templeton, Former Chief Financial Officer	$680,601[3]	$1,097,100[4]	$1,777,701
Carol DiRaimo, Director	$41,500	$60,000[5]	$101,500
Matt Lumpkin, Director	$24,700	$60,000[6]	$84,700

Carin Stutz, Director	$7,600	$60,000[7]	$67,600
Joel Worcester, Director	$0	$0	$0

(1) Includes 572,216 shares of Common Stock, valued at $1,716,648 on the date of grant.
(2) Includes 80,000 shares of Common Stock, valued at $250,400 on the date of grant.
(3) Includes $355,601 in severance benefits paid in connection with Mr. Templeton's departure from the Company.
(4) Includes 360,000 shares of Common Stock, valued at $1,080,000 on the date of grant, subsequently forfeited by Mr. Templeton.
(5) Represents 7,585 shares of Common Stock, valued at $60,000 on the date of grant.
(6) Represents 7,585 shares of Common Stock, valued at $60,000 on the date of grant.
(7) Represents 7,585 shares of Common Stock, valued at $60,000 on the date of grant.

Agreements Relating to Employment

Scott Ford

2020 Ford Employment Agreements

On November 24, 2020, we entered into an incentive unit awards agreement with Scott Ford, which agreement was amended on July 11, 2021 (the "***Incentive Unit Awards Agreement***"), pursuant to which, in consideration for his services to the Company, we granted Mr. Ford securities that converted, following our conversion to a Delaware corporation in July 2021, into 572,216 shares of our Common Stock, vesting over four years. The shares granted under this agreement are subject to certain transfer restrictions. Upon any termination of Mr. Ford's employment, any unvested shares will be automatically forfeited.

In connection with the Incentive Unit Awards Agreement, we entered into a non-competition, non-solicitation and non-disclosure agreement with Mr. Ford, pursuant to which Mr. Ford agreed to certain confidentiality, non-solicitation and non-competition provisions.

2023 Ford Employment Agreements

We have entered into an executive employment agreement, effective as of December 26, 2022, a third amendment, dated as of February 8, 2023, to the Incentive Unit Awards Agreement and a restricted stock award agreement, dated as of February 8, 2023 (collectively, the "***2023 Ford Employment Agreements***"), with Mr. Ford. The summary of the 2023 Ford Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the 2023 Ford Employment Agreements, Mr. Ford is entitled to an annual base salary of $380,000, subject to increases at the Board's discretion. Mr. Ford is eligible for an annual cash bonus targeted at 80% of his annual base salary. Additionally, he is entitled to receive customary benefits and reimbursement for ordinary business expenses. Mr. Ford was not awarded an annual cash bonus for Fiscal Year 2023.

Pursuant to the 2023 Ford Employment Agreements, the vesting of the 572,216 shares granted to Mr. Ford pursuant to the Incentive Unit Awards Agreement, as amended, was accelerated, with all unvested shares to vest upon the achievement of certain Company goals. Additionally, Mr. Ford was granted 572,216 shares of Common Stock (the "***2023 Ford Grant***"), with 20% vesting on February 8, 2024, 20% vesting on February 8, 2025, 20% vesting on February 8, 2026, 20% vesting on February 8, 2027 and 20% vesting on February 8, 2028, *provided*, that no shares will vest until the achievement of certain Company goals, and *further provided*, that in the event such Company goals are not achieved by December 31, 2024, the 2023 Ford Grant will be forfeited.

In connection with the 2023 Ford Employment Agreements, Mr. Ford agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

Asset Sale and Refranchising Bonus

In connection with the completion of the Asset Sale and Refranchising, Mr. Ford received a special cash bonus of $140,000.

January 2024 Salary Adjustment

In connection with the issuance of the January 2024 WI Promissory Note (as defined below), Mr. Ford's salary was reduced 25% to $285,000, to be increased to $380,000 upon the attainment of certain financial milestones.

Carey Malloy

2022 Malloy Employment Agreements

On March 8, 2022, we entered into a letter agreement and a restricted stock award agreement with Carey Malloy (collectively, the "***2022 Malloy Employment Agreements***"). The summary of the 2022 Malloy Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the 2022 Malloy Employment Agreements, Ms. Malloy received an annual base salary of $253,000 and an aggregate of $1,800 per month in expense allowances. She was eligible for an annual bonus targeted at 40% of her annual base salary. Additionally, she was eligible to earn 12,426 shares of Common Stock over a three-year period, with one-third of these shares vesting each year. Under the 2022 Malloy Employment Agreements, Ms. Malloy was eligible for Company-paid insurance and for participation in the Hawaiian Bros Employee Saving Plan.

In connection with the 2022 Malloy Employment Agreements, Ms. Malloy agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

On May 5, 2023, Ms. Malloy was granted 80,000 shares of Common Stock, with 25% vesting on May 5, 2024, 25% vesting on May 5, 2025, 25% vesting on May 5, 2026 and 25% vesting on May 5, 2027.

2023 Malloy Employment Agreement

On September 18, 2023, we entered into an executive employment agreement with Ms. Malloy in connection with her promotion to Interim Chief Financial Officer (the "***2023 Malloy Employment Agreement***"). The summary of the 2023 Malloy Employment Agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the 2023 Malloy Employment Agreement, Ms. Malloy receives an annual base salary of $340,000. Ms. Malloy is eligible for an annual bonus targeted at 50% of her annual base salary. Additionally, she is entitled to receive customary benefits and reimbursement for ordinary business expenses. Ms. Malloy was not awarded an annual cash bonus for Fiscal Year 2023. In connection with the 2023 Malloy Employment Agreement, Ms. Malloy agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

Pursuant to the 2023 Malloy Employment Agreement, on March 22, 2024, the Company granted Ms. Malloy 75,000 shares of Common Stock, with 100% vesting on September 18, 2024.

Asset Sale and Refranchising Bonus

In connection with the completion of the Asset Sale and Refranchising, Ms. Malloy received a special cash bonus of $20,000.

Cameron McNie

On August 10, 2017, we entered into an employment agreement with Cameron McNie, which agreement was amended on January 1, 2019 and March 15, 2021. The summary of the employment agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the employment agreement, Mr. McNie is entitled to receive an annual base salary of $175,000, effective as of January 1, 2021 and subject to minimum 5% annual increases, as well as additional increases at the Company's discretion. The employment agreement also provides that Mr. McNie is eligible to participate in, or receive benefits under, any insurance plan or benefit plans as may be approved and adopted by the Company and that is applicable to similarly situated employees of the Company as in effect from time to time. In addition, pursuant to the employment agreement, Mr. McNie received securities in the Company. Mr. McNie is also eligible to receive cash bonuses at the Board's discretion. Mr. McNie was not awarded an annual cash bonus for Fiscal Year 2023.

In connection with the employment agreement, Mr. McNie agreed to confidentiality, non-solicitation, and intellectual property protection provisions. Mr. McNie assigned to the Company all of his rights in any intellectual property developed by him in connection with his employment by the Company.

Asset Sale and Refranchising Bonus

In connection with the completion of the Asset Sale and Refranchising, Mr. McNie received a special cash bonus of $250,000.

January 2024 Salary Adjustment

In connection with the issuance of the January 2024 WI Promissory Note, Mr. McNie's salary was reduced

to $150,000, to be increased to $200,000 upon the attainment of certain financial milestones.

Tyler McNie

On August 10, 2017, we entered into an employment agreement with Tyler McNie, which agreement was amended on January 1, 2019 and March 15, 2021. The summary of the employment agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the employment agreement, Mr. McNie is entitled to receive an annual base salary of $175,000, effective as of January 1, 2021 and subject to minimum 5% annual increases, as well as additional increases at the Company's discretion. The employment agreement also provides that Mr. McNie is eligible to participate in, or receive benefits under, any insurance plan or benefit plans as may be approved and adopted by the Company and that is applicable to similarly situated employees of the Company as in effect from time to time. In addition, pursuant to the employment agreement, Mr. McNie received securities in the Company. Mr. McNie is also eligible to receive cash bonuses at the Board's discretion. Mr. McNie was not awarded an annual cash bonus for Fiscal Year 2023.

In connection with the employment agreement, Mr. McNie agreed to confidentiality, non-solicitation, and intellectual property protection provisions. Mr. McNie assigned to the Company all of his rights in any intellectual property developed by him in connection with his employment by the Company.

January 2024 Salary Adjustment

In connection with the issuance of the January 2024 WI Promissory Note, Mr. McNie's salary was reduced to $100,000, to be increased to $150,000 upon the attainment of certain financial milestones.

Breck Templeton

Templeton Employment Agreements

We entered into an executive employment agreement, effective as of December 26, 2022, and a restricted stock award agreement, effective as of January 11, 2023, with Mr. Breck Templeton, our former chief financial officer (collectively, the "***Templeton Employment Agreements***"). The summary of the 2023 Templeton Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the Templeton Employment Agreements, Mr. Templeton received an annual base salary of $340,000, to be increased to $375,000 effective as of January 1, 2024. Mr. Templeton was eligible for an annual bonus targeted at 50% of his annual base salary. Additionally, he is entitled to receive customary benefits and reimbursement for ordinary business expenses.

Pursuant to the Templeton Employment Agreements, the vesting of 100,000 shares previously granted to Mr. Templeton was accelerated, with 50,000 vesting on February 18, 2023 and 50,000 vesting on the earlier of (i) February 18, 2024 (ii) and the achievement of certain Company goals. Additionally, Mr. Templeton was granted 360,000 shares of Common Stock, with 25% vesting on January 11, 2024, 25% vesting on January 11, 2025, 25% vesting on January 11, 2026 and 25% vesting on January 11, 2027.

In connection with the Templeton Employment Agreements, Mr. Templeton agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

Asset Sale and Refranchising Bonus

In connection with the completion of the Asset Sale and Refranchising, Mr. Templeton received a special cash bonus of $70,000.

Templeton Separation Agreement

In connection with Mr. Templeton's departure from the Company, we entered into a separation agreement and release with Mr. Templeton, effective September 22, 2023 (the "***Templeton Separation Agreement***"). The summary of the Templeton Separation Agreements below does not contain complete descriptions of all provisions of this agreement.

Pursuant to the Templeton Separation Agreement, Mr. Templeton is entitled to receive (i) an amount in cash equal to $340,000, payable over a 12-month period, (i) an amount in cash equal to $170,000, to be paid no later than March 15, 2024, and (c) reimbursement of the premiums associated with continuation of health insurance for Mr. Templeton and his family for a period of 12 months pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985. The Templeton Separation Agreement provided Mr. Templeton the opportunity to revoke his acceptance of the Templeton Separation Agreement within seven calendar days of the date of its execution.

In exchange for the consideration provided to Mr. Templeton in the Templeton Separation Agreement, Mr. Templeton agreed to waive and release any and all claims against the Company and its affiliates.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has conducted the following transactions with related persons:

Stockholders' Agreement

Substantially all of the shares of our Common Stock currently issued and outstanding are owned by parties subject to the Stockholders' Agreement, including, among others, Cameron McNie, Tyler McNie, Joel Worcester (through Worcester Investments), Scott Ford and certain of their affiliates, related entities and transferees. The Stockholders' Agreement contains restrictions on the transfer of shares owned by such parties as well as a voting agreement that provides that all such shares will be voted as a single block pursuant to the vote of a majority of the three Voting Stockholders (regardless of the number of shares held by any such Voting Stockholder). Additionally, all parties to the Stockholders' Agreement must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) such additional individuals as may be determined by the Voting Stockholders. Prior to the Trigger Date, the holders of a majority of the Voting Stock may take action to alter the size and composition of the Board from time to time.

Leases

Between August 2018 and April 2021, we entered into leases for six of our restaurants with subsidiaries of Worcester Investments, which is affiliated with Mr. Joel Worcester and is our largest stockholder. The non-cancellable terms of these leases range from 120 months to 180 months. We made rent payments in the amount of $1,064,795 in connection with these leases in 2023.

Loans

On April 14, 2020, we entered into a loan agreement (as amended, the "*Worcester Financial Loan*") with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, pursuant to which we borrowed a principal amount of $575,000, $333,650 of which is currently outstanding. The Worcester Financial Loan matures on April 10, 2025 and carries an interest rate of 12.0%.

As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, with a total principal amount of $2,250,000 included in the total amount borrowed under the September 2020 Note Offering at an interest rate of 15% that are due on June 17, 2027. Additionally, we sold $1,750,000 to a related party to Joel Worcester and Worcester Investments in the August 2021 Note Offering. This note is due June 17, 2027 and has an interest rate ranging of 14%. We sold an additional $430,000 to Worcester Fund LLC and $500,000 to Worcester Investments in aggregate principal amount of non-convertible unsecured promissory notes in the June 2022 Note Offering. The notes are due June 17, 2024 and have interest rates ranging from 11.0% to 12.0%, with an additional 1.0% interest during any extensions.

On December 27, 2022, we issued a convertible promissory note to Worcester Investments in the principal amount of $1,150,000, bearing simple interest at a rate of 10.0% per annum (the "*WI Convertible Note*"). The WI Convertible Note was due within 30 days of a demand by Worcester Investments and was convertible into up to 383,333 shares of Common Stock at a conversion price of $3.00 per share. We repaid the WI Convertible Note in full on March 14, 2023.

On January 25, 2024, we issued a promissory note to Worcester Investments in the principal amount of $3,600,000, bearing interest at a rate of 11.5% per annum, with a maturity date of January 25, 2025 (the "*January 2024 WI Promissory Note*"). Pursuant to the terms of the January 2024 Promissory Note, Worcester Investments waived all fees under the Investor Relations Support Agreement from and after December 1, 2023 and deferred Hawaiian Bros' obligation to make interest payments under certain other promissory notes issued to Worcester Investments until certain financial milestones are met or certain corporate actions are taken. In connection with the January 2024 WI Promissory Note, we agreed to certain covenants that survive the repayment of the January 2024 WI Promissory Note, including, among others, that Mr. Ford's salary shall be reduced by 25%, Mr. Cameron McNie's salary shall be set at $150,000 and Mr. Tyler McNie's salary shall be set at $100,000, in each case until certain financial milestones are met, subject to modification by (a) the unanimous vote of the disinterested members of the Board or (b) the vote of a majority of the Board, including Joel Worcester but excluding Messrs. Cameron McNie, Tyler McNie and Ford. We also agreed that the proceeds of any financing by the Company would be paid first towards repayment of the January 2024 WI Promissory Note. We repaid the January 2024 WI Promissory Note in full in April 2024.

The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to related parties is currently estimated to be approximately $1.28 million.

November 2022 Equity Offering

Worcester Investments purchased 715,990 shares of Common Stock in the November 2022 Equity Offering at $4.19 per share, which represents an approximate 40% premium over the offering price per share to other investors in the November 2022 Equity Offering. Such shares have the same rights, preferences and privileges as any other shares sold in the November 2022 Equity Offering.

Development Fees

Worcester Investments provides certain services to us on an as-needed basis to support our business, in particular with respect to supporting our activities relating to management, real estate, and investor relations activities, pursuant to a services agreement dated as of June 2, 2021. We reimburse expenses incurred by Worcester Investments in connection with any services provided under such agreement, and we have paid development fees in connection with our real estate activities in a total amount of $309,000 since the inception of our business.

Investor Relations Support Agreement

Pursuant to a statement of work effective as of April 1, 2022 (the "*Investor Relations Support Agreement*"), issued pursuant to a services agreement dated June 2, 2021 by and between the Company and Worcester Investments, Worcester Investments performs certain investor relations services and related administrative services as mutually agreed upon from time to time in exchange for a monthly fee of $50,000. The Investor Relations Support Agreement automatically renews on a monthly basis unless and until one party provides notice of nonrenewal at least 30 days prior to the expiration of the then-current term. In connection with the January 2024 WI Promissory Note, Worcester Investments has waived all fees under the Investor Relations Support Agreement from and after December 1, 2023.

Indemnification of Directors and Officers

Our Certificate of Incorporation and Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

This Form C-AR is dated April 29, 2024. You should not assume that the information in this document is accurate as of any other date than such date, and the mailing of this document will not create any implication to the contrary.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hawaiian Bros Inc.

By: */s/ Scott Ford*
_____
(Signature)

Scott Ford
_____
(Name)

President, Chief Executive Officer and Director
(Principal Executive Officer)
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Ford
_____
(Signature)

Scott Ford
_____
(Name)

President, Chief Executive Officer and Director
(Principal Executive Officer)
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Carey Malloy
_____
(Signature)

Carey Malloy
_____
(Name)

Interim Chief Financial Officer and Chief Development Officer (Principal Financial Officer and Principal Accounting Officer)
_____
(Title)

April 29, 2024

_____
(Date)

/s/ Carol DiRaimo
_____
(Signature)

Carol DiRaimo
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Matt Lumpkin
_____
(Signature)

Matt Lumpkin
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Cameron McNie
_____
(Signature)

Cameron McNie
_____
(Name)

Founder and Executive Chairman of the Board
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Tyler McNie
_____
(Signature)

Tyler McNie
_____
(Name)

Founder and Vice Chairman of the Board

_____
(Title)

April 29, 2024
_____
(Date)

/s/ Byron Parra
_____
(Signature)

Byron Parra
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Carin Stutz
_____
(Signature)

Carin Stutz
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

/s/ Joel Worcester
_____
(Signature)

Joel Worcester
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)